Exhibit 1
InterOil
Annual Report 2005
[Picture of Refinery]

Contents

Letter from the Chairman	4

Exploration and Production	7

Refining and Marketing	11

Wholesale and Retail Distribution	15

Community Relations, Safety and Environment	17

Officer Biographies	18

Financials	19

Management Discussion and Analysis	51

Board of Directors	76
INTEROIL IS COMMITTED TO DEVELOPING AN ENERGY COMPANY IN AUSTRALASIA, FOCUSING ON NICHE MARKET OPPORTUNITIES WHICH PROVIDE FINANCIAL REWARDS FOR INTEROIL SHAREHOLDERS, WHILE BEING ENVIRONMENTALLY RESPONSIBLE, PROVIDING A QUALITY WORKING ENVIRONMENT, AND CONTRIBUTING VALUE TO THE COMMUNITIES IN WHICH INTEROIL OPERATES.
All monetary numbers in this report are expressed in United States dollars unless otherwise specified.

Corporate Directory
Directors
Phil E Mulacek
Christian M Vinson
Gaylen J Byker
G Michael Folie
Roger N Grundy
Edward N Speal
Officers
Phil E Mulacek — Chairman, Chief Executive Officer, and President
Christian M Vinson — Member of the Board,
Chief Operating Officer and Vice President
Anesti Dermedgoglou — Vice President Investor and Public Relations
Peter Diezmann — General Manager
Wholesale and Retail Distribution
Tom S. Donovan — Chief Financial Officer
Gerry Gilbert — General Manager
Exploration and Production
Daniel Lloyd — Corporate Counsel and Secretary
Anthony Poon — General Manager
Supply and Trading
Stock Exchanges
Canada
Toronto Stock Exchange
3rd Floor, 130 King Street W
Toronto ON M5X 1J2 Canada
Telephone 1 416 947 4670
www.tsx.com
United States
American Stock Exchange
86 Trinity Place
New York, NY 10006
Telephone 1 212 306 1000
www.amex.com
Papua New Guinea
Port Moresby Stock Exchange Limited
Defens Haus, 4th Floor
Port Moresby NCD Papua New Guinea
Telephone 675 320 1980
www.pomsox.com.pg
Legal
Canada
Bennett Jones LLP
45 Bankers Hall East
855 2nd Street SW
Calgary, Alberta T2P 4K7
Telephone (403) 298-3100
Australia and Papua New Guinea
Gadens Lawyers
77 Castlereagh Street
Sydney NSW 2000 Australia
Telephone 61 2 9931 4999
United States
Haynes and Boone, LLP
Attorneys and Counselors
901 Main Street, Suite 3100
Dallas, Texas 75202-3789
Telephone 1 214 651 5000
Bankers
Canada
Canadian Imperial Bank of Commerce
Commerce Court
Toronto ON M5L 1A2 Canada
Telephone 1 416 980 2211
United States
Wells Fargo Bank TX N.A.
1500 Broadway
Lubbock TX 79401 USA
Telephone 1 806 767 7418

Papua New Guinea
Australian and New Zealand Bank
Defens Haus, 3rd Floor
Port Moresby NCD Papua New Guinea
Telephone 675 322 3333
Auditors
Pricewaterhouse Coopers
2 Southbank Boulevard
Southbank, VIC 3006
DX 77 Melbourne, Australia
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
Share Registrars
Canada
Computershare
100 University Avenue
Toronto ON M5J 2Y1 Canada
Telephone 1 416 981 9500
Facsimile 1 416 981 9800
Operational Office Locations
Cairns
Level 1, 60-92 Cook Street
Portsmith, QLD 4870, Australia
Telephone 61 7 4046 4600
Facsimile 61 7 4031 4565
Houston
25025 I-45 North, Suite 420
The Woodlands TX 77380 USA
Telephone 1 281 292 1800
Facsimile 1 281 292 0888
Port Moresby
Defens Haus, 6th Floor
Corner Champion Parade and Hunter Street
Port Moresby NCD Papua New Guinea
Telephone 675 303 5100
Facsimile 675 303 5188
Registered Office Location
Canada
c/o Stewart McKelvey Stirling Scales
Suite 1000, Brunswick House
10th Floor, 44 Chipman Hill
Saint John, NB E2L 4S6
Telephone 1 506 632 1970
Web
www.interoil.com
Email
investor.relations@interoil.com

2005 Highlights and Achievements
Our four key principles are Vision, Innovation, Value and Delivery. During 2005 we delivered on our principles by achieving the following:
■	In January 2005, we announced the practical completion of our refinery in Papua New Guinea. Our refinery is rated to process up to 32,500 barrels of oil per day. The project agreement that we executed with the government of Papua New Guinea in May 1997 will provide us with tax benefits until December 31, 2010 and with other market privileges for a period of 30 years from the date of practical completion.

■	During start-up operations, we commenced a refinery optimization program in the second quarter of 2005 which is expected to be completed in July 2006. We believe that this program, which also involves the revamp of certain refinery components, will result in a significant improvement in our refining margins and operating revenue.

■	In February 2005, we entered into an agreement with institutional accredited investors who have provided us with $125 million that is being used to fund an eight well drilling program in our exploration acreage.

■	We completed a regional stage of extensive seismic acquisition in Petroleum Prospecting License 238 in Papua New Guinea. This is providing valuable information for our drilling program going forward.

■	In August 2005, we entered into a $150 million secured revolving crude import facility with BNP Paribas, Singapore Branch. As of December 31, 2005, the credit limit under this facility, which is subject to change at the discretion of BNP Paribas, was $150 million. All borrowings under this facility are secured by our crude and refined product inventories, receivables and specified cash deposits.

■	In October 2005, we acquired a purpose built heli-portable drilling rig that we plan to use for all of our future wells. The rig cost $7.6 million and is capable of drilling to depths of up to 13,500 feet.
Subsequent Event
■	In January of 2006, we entered into an agreement with Shell Overseas Holdings Limited to purchase all of Shell’s retail and distribution assets in Papua New Guinea. The closing of this transaction is subject to some remaining governmental approvals in Papua New Guinea with targeted hand over of operations near the end of the second quarter of 2006.
InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars and on the American Stock Exchange under the symbol IOC in US dollars; InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC.

[Picture of CEO]
Letter from the Chairman
InterOil achieved more during 2005 than during any other year since our inception in 1997. In particular, our vision of building a vertically integrated energy company took a positive step forward with the completion of the construction of our refinery in early 2005. We look to transition our refinery from start-up operations to normalized commercial operations during 2006. Our upstream and downstream business segments, which also had significant achievements during 2005, should provide a solid foundation from which we intend to continue to develop and grow our company.
Our company now stands poised to take advantage of the opportunities present in Papua New Guinea and the surrounding region. This region is undergoing significant growth, particularly in the market segment in which we operate where the demand for energy is rapidly expanding.
Our achievements to date are the result of the vision of our Board of Directors and our focus on key principles of innovation and the creation of value.
Building a Company, Delivering Value
The business segments in which your company operates are complex. Vast amounts of capital, technical expertise and foresight are required to keep abreast of changing market forces, adapt to changes and prosper in an industry that has been subjected to volatile pricing conditions. Our pursuit of these new opportunities and the achievement of several important milestones has positioned us to grow and prosper in the coming years.
In 2005, we successfully raised $125 million for our upstream business segment. These funds were raised through the sale of interests in our drilling program that can be converted into our common shares at the election of the investors. The proceeds of this drilling fund have allowed us to embark on an eight well exploration drilling program in our exploration license area in Papua New Guinea. The timing of the fund raising also allowed us to purchase a new ‘fit for purpose’ drilling rig and drilling equipment at a time when there is a serious shortage of equipment suitable for drilling in Papua New Guinea. We were fortunate to have been able to secure long-term service contracts, materials and supplies that were crucial to our exploration activities at favorable rates. These achievements would not have been possible without the support and confidence of our investors. On behalf of our Board of Directors, I sincerely thank our investors for their unwavering support.
We drilled two wells within our license area in 2005. Although these two wells were not considered to be commercially viable, they provided valuable information for our future drilling program. Because the construction of our new drilling rig had not been completed at the time these two wells were drilled, we were not able to use our new rig. We are pleased to announce that our new rig commenced drilling the Elk – 1 exploration well in early 2006.
We own a vast license area in Papua New Guinea that covers an area of almost eight million acres. The information we have gained from structures that we have drilled to date, as well as the significant amount of seismic, and other information throughout our license area, leads us to believe that we are carrying out exploration activities in a very prospective region. We believe that our exploration acreage is particularly well situated to have a commercially viable discovery. Although we have sold some interests in our oil and gas wells to finance our exploration projects, we have purposefully limited the percentage of interests in our drilling prospects that we have farmed-out in order to maximize that value that we would derive in the event of an oil or gas discovery.
In 2005, we commenced commercial operations at our refinery. Our refinery is rated to process up to 32,500 barrels of crude oil per day. The construction of our refinery was a major achievement, not only for us but for Papua New Guinea and the region in which we operate. We are proud to have achieved this milestone in the short period since our inception. In the construction of our refinery in Papua New Guinea, we had to overcome numerous obstacles associated with large construction projects in remote areas that lack significant engineering support and infrastructure, including the importation from abroad of almost all of the infrastructure needed to build our refinery. We believe that, based on the long lead times being experienced by similar new facilities and increased commodities prices; replicating our refinery today would require significantly more capital than we have expended to date.
During 2005, we conducted various studies to determine how we could improve operating margins at our refinery. The outcome of these studies led to a decision to make changes to the refinery that are currently being implemented. These revamp activities are expected to be completed in July 2006. The revamp will enable us to utilize some of the lower margin ‘bottoms’ or low sulfur waxy residue, as a primary source of fuel for the refinery’s internal power generation and processing needs in lieu of the higher margin products that are currently being used. The low sulfur waxy residue currently produced by the refinery is being exported at sub-optimal pricing. Although the internal use of lower margin products is not a unique concept in refining operations, we believe these changes will provide us with greater flexibility in selecting alternative crude feedstocks and will improve our operating margins.
Our downstream business segment exceeded our original income projections. This wholesale and retail distribution business was previously operated as BP Papua New Guinea. When we acquired this business in 2004 we renamed it InterOil Products Limited. Our downstream business achieved very good growth during 2005. The average quarterly volume of refined products sold by our downstream business increased by 21% compared to the amount of refined products sold by the business during the quarter immediately prior to our acquisition. As of December 31, 2005, our downstream business delivered more than 20 percent of Papua New Guinea’s refined product needs.
I am pleased to report that several new initiatives are currently been undertaken that will continue to produce improved results for the company. In January 2006 we announced that we had entered into an agreement with Shell Overseas Holdings Limited to purchase all of Shell’s retail and distribution assets in Papua New Guinea. The closing of this transaction is still subject to required governmental approvals. Most of the necessary approvals have been received and we are continuing to work with both Shell and the relevant authorities to complete the transaction. The Shell business is significantly larger than our existing downstream business with demonstrated revenues significantly larger than our existing operation’s revenues. We believe the completion of this acquisition will add additional value to our downstream operations.

Looking Forward
We have entered 2006 with hope, enthusiasm and confidence. We are hopeful of success throughout all of our business segments. There is much work that remains to be done, but we believe that we possess the necessary ingredients to achieve our goals and deliver on our vision.
The most valuable asset that any company can possess is its personnel. Our team has been built from people who are dedicated and focused on achieving a common goal. Our employees have added great value to our company and have created a unique environment that has encouraged the pursuit of excellence, loyalty and a desire to succeed. These qualities have contributed towards the building of a successful company and we believe they will ensure a stronger company going forward.
Once more, and as I mentioned last year, our challenges during 2005 seemed enormous at times, but with the assistance of our financial backers, the Government of Papua New Guinea, industry support and a dedicated management team and staff, we were able to overcome these challenges. We continue to persevere in our efforts to build a company in which we will all be proud to be shareholders. It is through this dedication and tenacity that we have succeeded in creating what you see before you today
The Board of Directors and I are grateful and acknowledge our appreciation of the support provided by the management and staff of InterOil, the company’s strategic partners, the Government of Papua New Guinea, our shareholders and financial backers, without whom we would not be here today
We are confident of InterOil’s future, and believe that our strategic position will enable us to deliver earnings, and to seek and create new opportunities and value for Papua New Guinea and our shareholders.
Phil E Mulacek
Chairman and Chief Executive Officer

[Picture of workers on drilling rig]
Exploration and Production
In October 2005 we acquired a drilling rig that we plan to use for all of our future wells. The rig cost $7.6 million and is capable of drilling to depths of up to 13,500 feet. We also completed the construction of our exploration and production warehouse and office complex located at our refinery site in Port Moresby at a cost of $1.3 million.
We currently have four exploration licenses and two retention licenses in Papua New Guinea covering approximately eight million acres. Petroleum Prospecting Licenses 236, 237 and 238 are located in the Eastern Papuan Basin northwest of Port Moresby. We own a 100% working interest in, and our current exploration efforts are focused on, these three licenses. In addition, we own a 15% working interest in Petroleum Prospecting License 244, located offshore in the Gulf of Papua. As of December 31, 2005, we also owned a 20% working interest in Petroleum Retention Licenses 4 and 5.
2005 Exploration Activities
We are currently engaged in an eight well exploration program covering Petroleum Prospecting Licenses 236, 237 and 238 that was commenced in April 2005. During 2005, we drilled two wells under this program and anticipate drilling an additional six wells by the end of 2007. In April 2005, we commenced drilling of the Black Bass–1 well on Petroleum Prospecting License 236. This well was plugged and abandoned in July 2005. In September 2005, we drilled the Triceratops–1 exploration well on Petroleum Prospecting License 237. We plugged and abandoned the Triceratops–1 well in December 2005.
In 2005, our seismic acquisition program surveyed a total of 100 miles using 2D seismic at a cost of $9.6 million. Our 2005 seismic program consisted of eight lines and recorded 17 miles in Petroleum Prospecting License 237 and 83 miles in Petroleum Prospecting License 238. The 2005 seismic program complemented the 36 miles of seismic that we recorded during the previous two years. As of December 31, 2005, we had approximately 1,000 miles of 2D seismic data covering Petroleum Prospecting Licenses 236, 237 and 238, including the 136 miles we have recorded since acquiring these licenses.
In addition to our seismic acquisition program, during 2005 we conducted airborne gravity and magnetic surveys over Petroleum Prospecting Licenses 237 and 238 covering more than 3,800 line miles. Airborne gravity and magnetic methods have enabled us to better identify the quality of leads derived from surface geology and to optimize the location of our 2D seismic programs. In the first quarter of 2006, we anticipate completing our second airborne survey that will cover an additional 6,300 linear miles over Petroleum Prospecting Licenses 237 and 238.
In October 2005, we acquired a drilling rig that we plan to use for all of our future wells. The rig cost $7.6 million and is capable of drilling to depths of up to 13,500 feet. We also completed the construction of our exploration and production warehouse and office complex located at our refinery site in Port Moresby at a cost of $1.3 million.
Oil and Gas Wells
We did not have an interest in any oil wells or producing gas wells as of December 31, 2005. The following table sets out the number and status of non-producing gas wells in which we have a working interest as of December 31, 2005.
Working Interest in Non-Producing Gas Wells

Location	Gross	Net
Papua New Guinea	4	1.6
Properties with No
Attributed Reserves

The following table sets out our undeveloped land holdings as of December 31, 2005.
Undeveloped Acres

Location	Gross	Net
Papua New Guinea	8,981,232	8,187,787
Total	8,981,232	8,187,787
Our abandonment and reclamation costs for all of our current licenses are estimated to be $80,000. These costs consist of the costs to rehabilitate two drilling locations that still need additional surface rehabilitation and are based on the costs we have incurred rehabilitating similar properties.
INTEROIL ANNUAL REPORT 2005   |   PAGE 7

Costs Incurred
The following table summarizes the capital expenditure related to our exploration activities for the year ended December 31, 2005.
Capital Expenditures

Amount
Expenditure	(In Millions)
Property Acquisition Costs	—
Proved Properties	—
Undeveloped Properties	—
Exploration Costs	$44.4
Development Costs	—
Total	$44.4
Tax Horizon
Since we have not generated any income from our exploration activities, we have not paid any income taxes with respect to such activities. We do not know when or if we will incur income taxes related to our oil and gas exploration and development activities.
Exploration and
Development Activities
The following table sets out the results of our exploration activities during 2005. We did not have any development wells in 2005.
Undeveloped Wells

Type	Gross	Net
Oil	—	—
Gas	—	—
Service	—	—
Dry	2	2
Total	2	2
Petroleum License Details
Traditionally, exploration for oil and gas in Papua New Guinea has focused on the western part of the country. The majority of our exploration acreage in located in the Eastern Papuan Basin in Papua New Guinea. Each of our six licenses in Papua New Guinea is described below.
Each petroleum prospecting license in Papua New Guinea requires a bond backed by a bank guarantee of K100,000 (US$31,500), an annual license fee and annual work and expenditure commitments as set by the Minister for Petroleum and Energy under the license conditions. Petroleum prospecting licenses are granted for an initial term of six years. The aggregate annual license fee for Petroleum Prospecting Licenses 236, 237 and 238 for 2006 was K190,500 (US$60,000). We are required to submit to the government of Papua New Guinea for approval a work program that includes our drilling plans and minimum expenditures every two years. Under our existing work commitments, we are required to drill an additional well on Petroleum Prospecting License 237 before the end of March 2007. Our minimum biannual expenditure requirements for all of our petroleum prospecting license areas have been met through March 2007. Petroleum prospecting licenses may be renewed for an additional six years. However, 50% of the license area must be surrendered in order to obtain the renewal.
Petroleum retention licenses may be granted to licensees of petroleum prospecting licenses in which gas fields or parts of gas fields have been discovered to permit time for the licensee to develop commercialization alternatives for the gas discoveries. Petroleum Retention Licenses 4 and 5 were carved out of Petroleum Prospecting License 157 as a result of the Stanley, Elevala and Ketu gas discoveries by the licensees from whom we purchased these retention licenses. The initial period of a petroleum retention license is for five years and an extension of five years may be granted. In connection with an application for, or a renewal of, a petroleum retention license, we are required to submit a one year work program and a work program for the remaining four years that is contingent on the results of the first year’s operations.
Petroleum Prospecting
License 236
We have a 100% working interest in Petroleum Prospecting License 236, subject to elections made by holders of indirect participation interests described below, and are the operator of the license. This license was granted to us on March 28, 2003. We drilled an exploration well in this area in 2005 that satisfied the well obligation for this license through March 2007. This license covers an area that includes our refinery and it does have limited road access. We believe that the proximity of this license area to Port Moresby would reduce the costs of developing any future oil or gas discoveries.
Petroleum Prospecting
License 237
We have a 100% working interest in Petroleum Prospecting License 237, subject to elections made by holders of indirect participation interests on page 9, and are the operator of the license. This license was granted to us on March 28, 2003. This license contains the gas discovery well Bwata – 1. We drilled an exploration well in this area in 2005. We are required to drill an additional well on this license before March 28, 2007. The relatively flat nature of the terrain covered by this license means that low altitude airborne geophysical exploration methods may be utilized.
INTEROIL ANNUAL REPORT 2005 | PAGE 8

Petroleum Prospecting
License 238
We have a 100% working interest in Petroleum Prospecting License 238, subject to elections made by holders of indirect participation interests described on this page, and are the operator of the license. This license was granted to us on March 7, 2003. We drilled our first three exploration wells in this area. Our Elk-1 well, which we commenced drilling in February 2006, will satisfy the well obligation for this license through March 2007.
Petroleum Prospecting
License 244
We have a 15% working interest in Petroleum Prospecting License 244. Talisman Oil Ltd. is the operator of this license. This license was granted to us on February 25, 2005. This license is located offshore Papua New Guinea in the Gulf of Papua.
Petroleum Retention
License 4
We had a 20% working interest in Petroleum Retention License 4 at December 31, 2005. This license was granted to us on September 1, 2000. An application for a five year extension of the term of this license was submitted on August 26, 2005, but we have not yet received an approval of this extension request. This license is located in western Papua New Guinea. This license contains the Stanley gas discovery well. During 2005, Santos Nuigini Exploration Ltd., the prior operator of this license, withdrew from this license and was replaced by Trans-Orient Petroleum (PNG) Limited. We did not execute any preemptive rights in connection with the transfer by Santos. Also during 2005, Greenslopes Limited and Carnavon Petroleum Limited announced their intent to sell their interests in Petroleum Retention Licenses 4 and 5. We have exercised our preemptive rights in connection with these transfers. If our application for extension is approved, upon completion of the transfers of interests as a result of our exercise of preemptive rights, we estimate that our working interest in Petroleum Retention License 4 will be between 43% and 48%, depending on the elections of other working interest holders.
Petroleum Retention
License 5
We had a 20% working interest in Petroleum Retention License 5 at December 31, 2005. Santos Nuigini Exploration Pty Limited is the operator of this well. This license was granted to us on February 15, 2000. This license was renewed for an additional five year term on February 15, 2005. This license is located in western Papua New Guinea. This license contains the Elevala and Ketu gas discovery wells. As a result of our exercise of preemptive rights discussed above, we estimate that our working interest in Petroleum Retention License 5 will be increased to approximately 29%.
Indirect Participation
Agreement
In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us $125 million and we agreed to drill eight exploration wells in Papua New Guinea on Petroleum Prospecting Licenses 236, 237 or 238. When we choose to test or complete any of these wells, the investors have the right to a 25% working interest by paying their share of a budgeted testing amount. If the tested or completed well is a commercial success, the investors, by continuing to pay their 25% share of all future development costs, such as seismic, development drilling, production facilities and pipelines, retain their right to earn a 25% working interest in the resulting field and production. In addition, between June 15, 2006 and the later of 90 days after the drilling of the eighth exploration well and December 15, 2006, each investor may elect to convert its interest under the agreement into our common shares. An investor’s interest, or any portion thereof, may be converted into a number of common shares equal to the amount paid by the investor for its interest divided by $37.50. If all of the investors converted their entire indirect participation interest into common shares, we would be obligated to issue 3,333,334 common shares.
INTEROIL ANNUAL REPORT 2005   |   PAGE 9

[Picture of refinery]
Refining and Marketing
The refinery is centrally located across the harbor from Port Moresby, the capital city of Papua New Guinea, and is 15 miles (24 kilometers) by road and 2.5 miles (4 kilometers) by water from Port Moresby.
Our refinery is currently our primary asset. On January 31, 2005, our refinery achieved practical completion. Practical completion means construction of the refinery has been completed and that the refinery has satisfactorily completed the reliability and performance tests which were conducted as part of the acceptance and handover process from the construction contractor. The refinery is centrally located across the harbor from Port Moresby, the capital city of Papua New Guinea, and is 15 miles (24 kilometers) by road and 2.5 miles (4 kilometers) by water from Port Moresby. Our refinery is rated to process up to 32,500 barrels of oil per day using Kutubu crude as the feedstock. Depending on the type of oil used as a feedstock, the actual number of barrels of oil that can be processed may be above or below this amount. Currently, due to market conditions, we are not operating our refinery at its maximum rate.
We operate in accordance with the World Bank’s recommended environmental standards. Our refining and marketing business segment places a considerable amount of focus on its health, safety and environment initiatives.
The design configuration of our refinery takes advantage of regionally available light sweet crudes, which are low in sulfur content. Designing the refinery for sweet crude feedstocks reduced the construction costs we were required to incur in order to meet the World Bank’s environmental standards. Using a light sweet crude our crude distillation unit produces the following refined products:
•	propane;

•	butane;

•	light, medium and heavy naphtha;

•	jet fuel (kerosene);

•	diesel; and

•	low sulfur waxy residue.
Our reforming unit, which converts heavy naphtha into reformate, is capable of processing up to 3,500 barrels of naphtha per day. The reformate is then blended with butane and light naphtha to produce gasoline. Jet fuel and diesel, commonly referred to as middle distillates, and gasoline are currently the highest margin products that our refinery produces.
The mix of refined products produced by a refinery is referred to as its production slate. Our basic objective is to maximize the amount of higher margin middle distillates and gasoline produced per barrel of crude feedstock used at the expense of the relatively lower margin products, consisting of naphtha and low sulfur waxy residue. The crude feedstocks that we are currently using do not produce a significant quantity of propane or butane. Our target yield is subject to the prevailing demand for various refined products, available crude feedstocks, projected product margins and logistics at the time of production.
Papua New Guinea is the primary market for our refinery. Currently, jet fuel, diesel and gasoline are the primary products that we produce for the Papua New Guinea market. During 2005, our yield of jet fuel, diesel, and gasoline accounted for approximately 57% of the refinery’s output. The nature of the crude oil being processed, light sweet crude, results in the production of naphtha and low sulfur waxy residue. To the extent that we do not convert this naphtha to gasoline, we export it to the rapidly growing Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstocks. Low sulfur waxy residue can be sold as fuel and is valued by more-complex refineries as cracker feedstock.
Optimization Efforts
Since the margin on low sulfur waxy residue is negative, we have taken steps to utilize a greater portion of this product internally. We currently use higher margin diesel fuel produced by our refinery to generate electricity and run other refinery equipment. We have ongoing refinery optimization initiatives that will allow us to use low sulfur waxy residue for internal power generation needs rather than diesel. These initiatives include the installation of new generators capable of running on, and the conversion of the refinery’s primary heaters and boilers to be fueled by, less profitable refinery products, primarily low sulfur waxy residue. We plan to install the new generators and convert the boilers and heaters during the second and third quarters of 2006. The installation of the new generators and conversion of the boilers and heaters will require us to shut down the refinery for approximately three weeks.
INTEROIL ANNUAL REPORT 2005 | PAGE 11

As discussed below under, “Crude Supply and Throughput,” we evaluated multiple crude feedstocks to determine which feedstocks will allow us to achieve our target mix of refined products. These crude selection efforts were an integral part of our refinery optimization efforts. While we will continue to evaluate alternative crudes, we believe we have identified several crude feedstocks that will allow us to achieve our target production slate and will emphasize the acquisition and use of these crude feedstocks during 2006. In addition to our crude selection and currently ongoing optimization works, Shell Global Solutions is assisting us in designing additional changes to our refinery that we believe will allow us to further optimize our refinery’s performance and increase its throughput capacity.
Facilities and Major Subcontractors
We have a jetty with two berths for loading and off-loading ships and a road tanker loading system. Our larger berth has deep water access of 56 feet (17 meters) and has been designed to accommodate 12,000 to 110,000 dead weight tonnage crude and product tankers. Our smaller berth can accommodate ships with a capacity of up to 20,500 dead weight tons. Our tank farm has the ability to store approximately 750,000 barrels of crude feedstocks and approximately 1.1 million barrels of refined products. Our onsite infrastructure makes our facility generally self-sufficient. We have a reverse osmosis desalination unit that produces all of the water used by our refinery, power generation facilities that meet all of our electricity needs, and other site infrastructure and support facilities, including a laboratory, a waste water treatment plant, staff accommodations and a fire station.
Petrofac Facilities Management Limited, a facilities management company, was responsible for the day-to-day operation and maintenance of our refinery during the first half of 2005. In June 2005, we reached an agreement to revise our current facilities management contract to transition management of the refinery to us. While the revised contract has not yet been executed, in connection with the transition plan, we took over the management of refinery operations effective as of November 1, 2005. We are currently in the process of negotiating a new contract with Petrofac whereby Petrofac will continue to provide employees used in the operation of the refinery.
Our refinery’s on-site laboratory is staffed and operated by an independent company, SGS Australia Pty Ltd. The SGS laboratory is presently undergoing Australian NATA (National Association of Testing Authorities) accreditation, and all crude imports and finished products are tested and certified on-site to contractual specifications. SGS also provides independent certification of quantities loaded and discharged at the refinery.
Crude Supply and Throughput
In December 2001, we entered into an agreement with BP Singapore Pte Limited whereby BP will act as the exclusive supplier of crude feedstocks to our refinery through June 2009. BP is the largest marketer of crude in the region. This contract affords us some security of supply and provides access to the majority of the regional crudes that our refinery can process. Our agreement with BP provides BP with financial incentives to secure the most economically attractive crude feedstocks for our refinery. Our contract with BP limits our ability to purchase directly from producers or from other traders and marketers in the region. BP has potential conflicts of interest since it acts as a marketer for producers, procurer for BP refineries in the region and as procurer on our behalf.
During 2005, eight different crude feedstocks, including the Papua New Guinea Kutubu crude, were processed as part of our crude optimization program initiated to improve our refining margins. During 2005, our refinery processed 11 crude cargoes. Our refinery has processed both local Papua New Guinea and imported crude and will continue to review alternative light sweet crudes that may provide improved margins for our refinery’s product slate. The average daily crude throughput at our refinery for 2005 was 20,655 barrels per day. The crudes processed during the second half of 2005 yielded a higher percentage of middle distillates, consisting of jet fuel and diesel, and a lower percentage of low sulfur waxy residue per barrel of crude processed. This means that we were able to process a lesser volume of crude and still yield the same amount of jet fuel and diesel that was produced using crudes with a lower middle distillate yield. Total average middle distillate yield increased to about 60 percent on crude processed during the fourth quarter 2005 in comparison to approximately 50 percent for all of 2005. During 2006, we plan, to the extent available, to use crude feedstocks that have these higher middle distillate yields.
Due to our limited crude storage capacity, we are exposed to disruptions in supply and may incur demurrage costs while vessels wait to offload crude to our refinery or may be required to shutdown our refinery as a result of events or incidents beyond our control preventing us from receiving needed crude shipments. Since we are not operating at full capacity at this time, we are usually able to offset these disruptions by temporarily increasing or decreasing the throughput of our refinery. During 2005, these disruptions required us to shut down our refinery for an aggregate of 26 days.
Marketing
Papua New Guinea is our principal market for all the products our refinery produces except naphtha and low sulfur waxy residue. Under our 30 year agreement with the Government of Papua New Guinea, the government has undertaken to ensure that all domestic distributors purchase their refined petroleum product needs from our refinery, or any refinery which is later constructed in Papua New Guinea, at an import parity price. In general, the import parity price is the price that would be paid in Papua New Guinea for a refined product that is being imported. For each refined product produced and sold locally in Papua New Guinea, the import parity price is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts’ price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes. The import parity price was implemented in September 2004 by the Papua New Guinea Independent Consumer and Competition Commission for purchases of refined products from our refinery.
The major export product from our refinery is naphtha, which is sold to Shell International Eastern Trading Company on a term basis pursuant to a contract that expires in September 2007. During 2005, there were seven export cargoes of naphtha averaging approximately 30,000 metric tons each. The production of naphtha at the refinery is variable and depends on the composition of the crude feedstock used, the relative economics for gasoline and naphtha and our capacity to convert naphtha to gasoline. Shell International exported three cargoes of middle distillates and gasoline in the fourth quarter of 2004 and one in February 2005
INTEROIL ANNUAL REPORT 2005 | PAGE 12

to the nearby north Australian markets. We have not exported middle distillates and gasoline since February 2005 because this business is not currently economic to our refinery. We expect to re-enter the export market for middle distillates and gasoline following the completion of our optimization efforts.
Due to changes in Australian regulations, our gasoline and diesel no longer meet the specifications required for export to Australia. Our products do meet the specification in the nearby Pacific Island markets that we are currently targeting. Our refinery is fully certified to manufacture and market Jet A-1 fuel to international specifications and has already supplied product to both domestic Papua New Guinea and overseas airlines. We have also loaded six liquefied petroleum gas vessels with butane and propane for domestic and export markets. In 2005, we exported six cargoes of low sulfur waxy residue.
Competition
Due to their favorable properties, light sweet crudes from the Southeast Asian and Northwestern Australian region are highly sought after by refiners. Therefore, there is significant competition to secure cargoes of these crudes. We rely on our relationship with our crude supplier, BP Singapore Pte Limited, to secure all of our crude feedstock needs at acceptable prices and in sufficient quantities. Due to the limited supply of light sweet crudes and the greater financial and other resources of most of our competitors, we are not always able to secure the specific crudes we desire for our refinery and are required to obtain alternate crudes that are available. To date, our relationship with BP has generally allowed us to obtain the available crudes at competitive pricing.
We own the only refinery in Papua New Guinea. As a result, we are the only current beneficiary of the import parity price structure and the ensuing requirement for domestic refined product needs to be procured from domestic refineries as described under “Marketing”. We do not envision there being any new entrants into the refining business within Papua New Guinea under the current market conditions. Excess jet fuel, diesel, gasoline, naphtha and low sulfur waxy residue that is exported is sold subject to prevailing commodity market conditions. Our geographical position and limited storage capacity limits our ability to compete with the regional refining center in Singapore to secure sales of large parcel sizes. However, these same factors may also provide competitive advantages if we expand our exports of refined products to the small and fragmented South Pacific markets.
Trading and Risk Management
Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets. From time to time, we enter into derivative instruments to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. The derivatives reduce our exposure on the hedged volumes based on timing differences and also to decreases in refining margins. However, these derivatives limit the benefit we might otherwise have received from any increases in refining margins on the hedged volumes.
We enter into “swaps” of crude oil to reduce our risk to timing differences in the purchase of crude feedstocks and the sale of the refined products they are used to produce. Under these arrangements, we agree to pay a counterparty if the price of oil goes up between the time of our purchase of crude feedstocks and the sale of the refined products and the counterparty agrees to pay us if the price of oil decreases during such period. This allows us to better align the pricing of our crude feedstocks to the timing of the sale of our refined products. These swaps reduce our exposure to negative margins in the event crude prices, and consequently the prices of refined products, fall between the date of a purchase of crude feedstocks and the sale of the refined products, and limit our ability to realize increased margins as a result of increases in oil prices.
We also enter into hedges on the difference in prices between the costs of our crude feedstocks and the sales price of our refined products. These price differences are typically referred to as margins or crack spreads. Under these arrangements, the counterparty pays us if the crack spread decreases and we pay the counterparty if the crack spread increases. These hedges are entered into to help secure margins on a portion of our future sales. From time to time, we also enter into forward fixed priced product sales.
We enter into these various derivative agreements to reduce the effects of volatile oil and refined product prices and do not enter into hedge transactions for speculative purposes. In 2006, we expect to continue our hedging program. We will continue to evaluate our hedging program and, as a result of such evaluations, we may enter into additional hedging arrangements.
INTEROIL ANNUAL REPORT 2005 | PAGE 13

[Picture of InterOil Service Station]
Wholesale and Retail Distribution
Our retail and wholesale distribution business encompasses the bulk storage, transportation, distribution, wholesaling and retailing of refined petroleum products in Papua New Guinea.
This business consists of supplying retail stations and commercial customers with petroleum products throughout Papua New Guinea. We own and operate three larger terminals and nine depots that we use to supply product throughout Papua New Guinea. As of December 31, 2005, we delivered more than 20 percent of Papua New Guinea’s refined petroleum product needs. The head office for our wholesale and retail distribution business is located in the industrial city of Lae, Papua New Guinea.
Supply of Products
Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline and fuel oil as well as commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refining and marketing business segment. We import the commercial and industrial lubricants, which constitute a small percentage of our sales. We also import fuel oil that we sell to a domestic power plant. Although the sale of imported fuel oil constituted approximately 12% of the volume of refined products we sold during 2005, this contract involves low margins.
All of the companies engaged in the distribution of petroleum products in Papua New Guinea utilize two shared tankers to supply petroleum products from our refinery to their terminals and depots. All of our terminals and five of our depots are supplied petroleum products from these shared tankers. We do not own these tankers and incur shipping charges for their use. We are responsible for scheduling all of the deliveries made by these tankers for the entire petroleum distribution industry in Papua New Guinea. We have four depots that do not receive petroleum products from the industry shared tankers. Two of these depots are supplied with petroleum products from smaller coastal ships and two are located inland and are supplied by truck.
We utilize our 12 terminals and depots to distribute refined petroleum products to retail service stations and commercial customers. Our larger commercial customers use their own vessels to offload petroleum products at our terminals. We supply retail service stations and smaller commercial customers with petroleum products using trucks or, in the case of some commercial customers, coastal ships. We do not own any of these shipping or trucking distribution assets and incur transportation charges for these services.
Retail Distribution
As of December 31, 2005, we provided petroleum products to 33 retail service stations that operated under the InterOil brand name. These 33 stations consisted of four stations that we own and lease to the operator, one station that we lease and sublease to the operator, and 28 stations that are independently owned and operated. We supply products to each of these stations pursuant to distribution agreements. For the majority of these retail service stations, we supply the pumps and related infrastructure to the operators of the stations.
Wholesale Distribution
In addition to our retail distribution network, we also supply petroleum products as a wholesaler to larger commercial clients. We enter into commercial supply agreements with mining, agricultural, fishing, logging and similar commercial clients whereby we supply their petroleum product needs. Pursuant to many of these agreements, we supply and maintain company-owned above-ground storage tanks and pumps that are used by these customers. More than two-thirds of the volume of petroleum products that we sold during 2005 was supplied to commercial customers. Although we supply a greater volume of petroleum products to commercial customers, we also realize smaller margins on the products sold to these customers.
Recent Developments
In order to meet customer requirements and satisfy projected increases in demand in Papua New Guinea, we have implemented or are in the process of implementing initiatives aimed at improving our services. These initiatives include:
•	In August 2005, we completed the installation of a one million liter bulk storage tank. The construction of a two million liter bulk storage tank is expected to be completed by the third quarter of 2006. These storage tanks will allow us to meet growing demand for refined products.

•	In the fourth quarter of 2005, we acquired a barge facility that we intend to use to provide refueling services for small to medium sized vessels. We expect to complete the installation of this facility in the second quarter of 2006. The installation of a new facility will lead to improved efficiencies in our refueling services.

•	Four new dealer-owned retail stations that we will supply are expected to become operational during 2006 and will extend our marketing reach.
Competition
Our wholesale and retail distribution business competes with Shell and Mobil, both of whom have significantly greater resources than we do. In addition, we also compete with smaller local distributors of petroleum products. We believe that we will be able to obtain refined products for our distribution business at competitive prices. We also believe that our commitment to growing our distribution business in Papua New Guinea at a time when major-integrated oil and gas companies have indicated a desire to exit the Papua New Guinea market provides us with a competitive advantage. However, major-integrated oil and gas companies such as Shell and Mobil have significantly greater resources than we do and could expand much more rapidly in this market than we can if they chose to do so.
Customers
We sell approximately 7% of our refined petroleum products to New Britain Palm Oil Limited, a commercial customer in the agricultural business, pursuant to a wholesale distribution contract. We do not anticipate that the loss of other wholesale distribution contracts would have a material impact on this business segment. However, due to the amount of petroleum products provided to New Britain Palm Oil Limited, the loss of this customer, at least in the short term, would adversely affect the profitability of our retail and wholesale distribution business segment.
INTEROIL ANNUAL REPORT 2005 | PAGE 15

[Picture of Person]
Community Relations Safety and the Environment
Our goal is to implement and maintain positive environmental practices and high standards of safety and social responsibility in all our operations. We actively review and improve our programs with the support of our staff, the Papua New Guinea government and local communities.
Our goal is to implement and maintain positive environmental practices and high standards of safety and social responsibility in all our operations. We actively review and improve our programs with the support of our staff, the Papua New Guinea government and local communities.
We have developed an active community relations program encompassing all segments of our operations. Although our refinery is located on state owned land we have developed a long-term community development assistance program that includes local communities from the three main villages in the vicinity. In compliance with Papua New Guinea law, our development philosophy is based on “bottom-up planning” thus ensuring that all planning and development takes the local community into account.
Training workshops involving local communities, with participants ranging in ages from 14 to 68 years old, started in April 2001. These workshops formed the basis for a five-year rolling plan covering areas such as communication, needs analysis, planning, leadership and conflict resolution. The provision of a reticulated water supply to local communities has been one of the many positive outcomes of our efforts, leading to improved health and living standards.
In our exploration areas we have a team of land and industrial relations officers who operate in the field. This team undertakes initial “land-owner” identification and assists with the recruitment of local village personnel. Other duties include the establishment of communication channels with the community and their leaders to ensure minimum social disruption and the smooth running of exploration activities. The officers also have the responsibility of paying compensation to land-owners with respect to our activities. Other activities include the provision of health and medical services to our employees, contractors and the local communities in the areas in which our exploration activities are conducted.
The recording of verbal histories, clan boundaries and genealogies has been integrated with our extensive geological mapping, seismic and drilling activities and provides a valuable resource for future use. Preliminary social mapping and landowner identification studies of the customary land owners in our license areas is carried out on a consultative basis with the relevant stakeholders prior to conducting geological and exploration activities. The social mapping and landowner identification studies are undertaken in order to understand the social structure, how society functions and its relationship to the land, as well as identifying the actual owners and occupiers of the customary land on which all of our exploration activities are conducted.
We also work closely with the national and provincial governments, landowners and the community in order to ensure all our activities have a minimum environmental impact on the flora and fauna and to understand the quality of life of the people that inhabit the areas in which we work.
We are committed to:
•	Maintaining procedures designed to ensure that our operations are conducted in compliance with all applicable laws, regulations and standards, and where laws do not exist, adopting and applying standards that reflect our commitment to socially and environmentally responsible behaviors.

•	Providing a safe and healthy working environment for all employees and contractors, and establishing emergency response procedures that allow personnel to respond promptly and effectively.

•	Establishing community development assistance programs to enhance and improve the standard of health and education.

•	Pursuing socially responsible community relations initiatives that reflect the community’s needs, enhance our reputation and recognize the importance of the culture, heritage and traditional rights of the communities in which we operate.

•	Understanding the traditional and contemporary culture, beliefs and social dynamics of locals in all project areas with particular reference to land matters, in order to better manage socio-economic changes in oil and gas exploration and in our refinery operations in Papua New Guinea.

•	Ensuring community affairs issues are a major focus in the planning, management and delivery of our activities, while ensuring that our health, safety and environment operating procedures are adhered to in every task performed;

•	Communicating with employees, contractors, partners, government and the local project impacted communities in a transparent, open and proactive manner;

•	Providing cultural awareness information and training to our employees and contractors at all levels;

•	Ensuring compliance with all applicable industrial relations legislation and procedures in all employment arrangements with our contractors and sub-contractors; and

•	Providing business development advise and support to appropriate representative and sustainable community owned enterprises where they have the capability to provide cost effective and competent services.
INTEROIL ANNUAL REPORT 2005 | PAGE 17

Officer Biographies
Phil E. Mulacek is the Chairman of our Board of Directors and our Chief Executive Officer. He has held these positions since 1997. Mr. Mulacek is the founder and President of Petroleum Independent Exploration Corporation based in Houston, Texas. Petroleum Independent Exploration Corporation was established in 1981 for the purposes of oil and gas exploration, drilling and production, and operated across the southwest portion of the United States. Petroleum Independent Exploration Corporation led the development of our refinery and the commercial activities that were necessary to secure the refinery’s economic viability. Mr. Mulacek has over 25 years experience in oil and gas exploration and production and holds a Bachelor of Science Degree in Petroleum Engineering from Texas Tech University.
Christian M. Vinson has been our Chief Operating Officer since 1995. Mr. Vinson joined us from Petroleum Independent Exploration Corporation, a Houston, Texas based oil and gas exploration and production company. Before joining Petroleum Independent Exploration Corporation, Mr. Vinson was a manager with NUM Corporation, a Schneider company involved in mechanical and electrical engineering automation, in Naperville, Illinois where his responsibilities included the establishment of the company’s first office in the United States. As our Chief Operating Officer, Mr. Vinson has responsibility for government and community relations and corporate development in Papua New Guinea. Mr. Vinson has played a key role in the development of our company. Mr. Vinson has developed long standing relationships with key government and industry leaders in Papua New Guinea over the last ten years. Mr Vinson earned an Electrical and Mechanical Engineering degree from Ecole d’Electricité et Mécanique Industrielles, Paris, France.
Anesti Dermedgoglou is our Vice President of Investor & Public Relations. Mr. Dermedgoglou joined us in 2002. From 1998 until joining us, Mr. Dermedgoglou was a stock broker with Merrill Lynch in Perth, Western Australia. From 1996 to 1998 Mr. Dermedgolou was a stock-broker at Porter Western Limited in Perth, Western Australia. Mr. Dermedgoglou was a Director of Frankel Pollack Vinderine Inc, one of the largest stock broking companies in South Africa, from 1986 to 1996. Mr. Dermedgoglou is a former member of the Johannesburg Stock Exchange. Mr. Dermedgoglou has worked in the stock broking industry for 16 years and holds a Bachelor of Commerce Degree from The University of South Africa.
Peter Diezmann is General Manager of our Wholesale and Retail Distribution business segment. Mr. Diezman joined us in March 2005. Prior to joining us, Mr. Diezmann had worked for BP Australia since 1981, serving in various capacities, including retail, wholesale, distributor, and terminals & logistics management positions, and as General Manager of BP Papua New Guinea for four years prior to our acquisition of that business. Mr. Diezmann holds a Masters of Business Administration (MBA) Degree from James Cook University in Queensland, Australia
Tom S. Donovan is our Chief Financial Officer. Prior to joining us in 2002, Mr. Donovan was the Director of Corporate Accounting for Rapid Design Service, Inc. RDS provided product design, development, engineering, document processing, and training through 35 locations in 11 countries. Prior to joining RDS in 1994, Mr. Donovan had held various positions in financial management for International Total Services, Inc. Mr. Donovan has a Bachelor of Business and Administration (Accounting and Finance) from the University of Toledo, Toledo, Ohio.
Gerry Gilbert is General Manager of our Exploration and Production business segment. Mr. Gilbert joined us in July 2005. Mr. Gilbert was CEO of Oluma, Inc., a company that designs, manufactures, and markets a suite of fiber-optic products and systems from July 2004 until May 2005. From September 2001 to June 2004, Mr. Gilbert was the Senior VP—International for Transworld Exploration and Production and was responsible for the company’s exploration and production activities which were largely focused in West Africa, New Zealand and Indonesia. From August 2000 until September 2001, Mr. Gilbert worked as an independent consultant to the exploration and production industry. From July 1995 until August 2000, Mr. Gilbert was Executive VP and President, respectively, for Western Atlas’ and Baker Hughes’ exploration and production groups. Mr. Gilbert’s professional career spans 37 years in the upstream oil and gas industry and oil service industry. Mr. Gilbert has held senior management positions in the geophysical service divisions of Western Atlas, Halliburton and Texas Instruments. Mr. Gilbert has a BS in Electrical Engineering from the University of Texas at Austin, a MS in Electrical Engineering from Southern Methodist University and has also completed The Management Program at Rice University. Mr. Gilbert is a member of the Geology Foundation Advisory Council at UT Austin, the Society of Petroleum Engineers, the Society of Exploration Geophysicists, the American Association of Petroleum Geologists, the European Association of Geoscientists and Engineers and the IEEE.
Daniel Lloyd is our General Counsel and Corporate Secretary. Mr. Lloyd joined us in September 2005. From 1999 until joining us, Mr. Lloyd was an attorney practicing in the Corporate Securities Section of Haynes and Boone, LLP in Houston, Texas. While in private practice, Mr. Lloyd represented a diverse range of publicly-traded U.S. and Canadian exploration and production companies. Mr. Lloyd holds a Bachelor of Business Administration in Finance and a Doctorate of Jurisprudence from the University of Texas.
Anthony Poon is General Manager of our Supply, Trading & Risk Management department. Mr. Poon joined us in October 2005. From January 2003 until joining us, Mr. Poon was a private oil trading and risk management consultant. During 2002, Mr. Poon served as a Business Manager/ Operations Leader with ChevronTexaco Singapore. Prior to joining ChevronTexaco, Mr. Poon had been employed by Caltex in Singapore for more than 30 years. Mr. Poon’s last position with Caltex was Head of the International Crude Oil Trading Department for Caltex in Singapore where he was responsible for crude and derivatives trading and price risk management, including crude supply to Caltex’s refineries worldwide. During his tenure at Caltex, Mr. Poon held various positions involving refinery supply operations, shipping, terminalling, demurrage and oil loss claims, and crude and refined product operations.
INTEROIL ANNUAL REPORT 2005 | PAGE 18

InterOil Corporation
Consolidated Financial Statements
(Expressed in United States dollars)

MANAGEMENT’S REPORT
The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.
InterOil Corporation maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.
The Audit Committee of the Board of Directors, composed of independent non-management directors, meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.
The 2005 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. PricewaterhouseCoopers has full and free access to the Audit Committee.

/s/ Phil Mulacek Phil Mulacek	/s/ Tom Donovan Tom Donovan
Chief Executive Officer	Chief Financial Officer

To the Shareholders of InterOil Corporation
We have audited the consolidated balance sheet of InterOil Corporation as at December 31, 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Melbourne, Australia
March 31, 2006

AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of InterOil Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.
(signed) KPMG
Sydney, Australia
March 4, 2005
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA U.S. REPORTING DIFFERENCE
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in Note 2(n) — Stock-based compensation — to the Company’s consolidated financial statements as at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004. Our report to the shareholders dated March 4, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
(signed) KPMG
Sydney, Australia
March 4, 2005

InterOil Corporation
Consolidated Balance Sheets
(Expressed in United States dollars)

	As at
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 4)	59,601,807	28,544,398	9,216,265
Trade receivables (note 7)	49,958,973	58,698,069	—
Commodity derivative contracts (note 6)	1,482,798	503,500	—
Other assets	1,011,195	806,123	486,584
Inventories (note 8)	44,087,484	27,916,902	—
Prepaid expenses	638,216	190,135	488,532
Restricted cash (note 6)	16,662,269	15,599,223	24,820,989

Total current assets	173,442,742	132,258,350	35,012,370
Deferred financing costs (note 16)	1,256,816	1,311,488	551,000
Plant and equipment (note 9)	237,399,148	244,363,355	201,758,465
Oil and gas properties (note 10)	16,399,492	6,605,360	23,018,015
Future income tax benefit (note 11)	1,058,898	1,303,631	—

Total assets	429,557,096	385,842,184	260,339,850

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	26,005,034	26,328,544	5,835,583
Income tax payable	3,900,459	2,881,398	—
Working capital facility — crude feedstock (note 12)	70,724,322	76,520,541	—
Deferred hedge gain (note 6)	1,016,998	537,358	—
Business combination financing (note 13)	—	12,123,106	—
Due to related parties (note 14)	—	1,056,251	1,478,751
Unsecured loan (note 15)	21,453,132	—	—
Current portion of secured loan (note 16)	9,000,000	9,000,000	9,000,000
Current portion of indirect participation interest (note 17)	35,092,558	13,749,852	—

Total current liabilities	167,192,503	142,197,050	16,314,334
Accrued financing costs (note 16)	921,109	863,329	—
Secured loan (note 16)	71,500,000	76,000,000	74,000,000
Indirect participation interest (note 17)	30,166,311	—	—
Indirect participation interest — PNGDV(note 17)	9,685,830	10,608,830	16,600,000

Total liabilities	279,465,753	229,669,209	106,914,334

Non-controlling interest (note 18)	6,023,149	6,404,262	6,467,496

Shareholders’ equity:
Share capital (note 19)	223,934,500	216,813,654	157,449,200
Authorised — unlimited
Issued and outstanding 29,163,320
(Dec 31, 2004 - 28,310,884)
(Dec 31, 2003 - 24,815,961)
Contributed surplus	2,933,586	1,841,776	540,222
Warrants (note 21)	2,137,852	2,258,227	—
Foreign currency translation adjustment	477,443	463,200	—
Conversion options (note 17)	25,475,368	—	—
Accumulated deficit	(110,890,555)	(71,608,144)	(11,031,402)

Total shareholders’ equity	144,068,194	149,768,713	146,958,020

Total liabilities and shareholders’ equity	429,557,096	385,842,184	260,339,850

See accompanying notes to the consolidated financial statements
Commitments and contingencies (note 23)
On behalf of the Board
Phil Mulacek, Director
Christian Vinson, Director

InterOil Corporation
Consolidated Statements of Operations
(Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Revenue
Sales and operating revenues	481,180,645	70,644,486	—
Interest	1,830,808	382,461	246,912
Other	528,270	196,337	12,368

	483,539,723	71,223,284	259,280

Expenses
Cost of sales and operating expenses	467,246,990	65,344,516	—
Administrative and general expenses	14,672,793	7,831,550	2,264,187
Management fees for prior periods waived	—	—	(840,000)
Depreciation and amortization	11,036,550	639,075	73,068
Exploration costs, excluding exploration impairment (note 10)	—	2,903,313	—
Exploration impairment (note 10)	2,144,429	35,566,761	164,992
Legal and professional fees	3,606,415	3,573,727	1,421,390
Short term borrowing costs	8,855,857	4,705,190	—
Long term borrowing costs	6,351,337	1,401,256	—
Accretion expense (note 17)	5,647,491	—	—
Foreign exchange loss	796,590	392,805	678,774

	520,358,452	122,358,193	3,762,411

Loss before income taxes and non-controlling interest	(36,818,729)	(51,134,909)	(3,503,131)

Income taxes (note 11)
Current	(2,605,265)	(2,538,410)	(37,339)
Future	(226,729)	663,347	—

	(2,831,994)	(1,875,063)	(37,339)

Loss before non-controlling interest	(39,650,723)	(53,009,972)	(3,540,470)

Non-controlling interest	368,312	70,091	22,901

Net loss	(39,282,411)	(52,939,881)	(3,517,569)

Basic loss per share (note 22)	(1.36)	(2.09)	(0.16)
Diluted loss per share (note 22)	(1.36)	(2.09)	(0.16)
Weighted average number of common shares outstanding
Basic and diluted	28,832,263	25,373,575	22,649,924

InterOil Corporation
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Cash flows provided by (used in):

Operating activities
Net (loss) (note 5)	(39,282,411)	(52,939,881)	(3,517,569)
Adjustments for non-cash transactions
Non-controlling interest	(381,113)	(70,091)	(22,901)
Depreciation and amortization	11,036,550	639,075	73,068
Future income tax asset	244,733	(663,347)	—
Gain on sale of other assets	—	(94,260)	—
Gain on sale of plant and equipment	(95,053)	—	—
Amortization of deferred financing costs	154,672	268,873	—
Amortization of discount on debt	161,255	604,045	—
Accretion of discount on indirect participation interest	5,647,491	—	—
Debt conversion settlement expense — debentures	—	77,589	—
Interest expense forfeited by debenture holders	—	998,438	—
Management fee waived	—	—	(840,000)
Loss on unsettled hedge contracts	119,200	33,858	—
Gain on derivative contracts	(585,000)	—	—
Stock compensation expense/(recovery)	1,668,896	1,209,921	(39,654)
Inventory revaluation	355,215	1,508,334	—
Capitalized oil and gas properties expensed	2,144,429	35,566,761	164,992
Unrealized foreign exchange loss	796,590	392,805	678,774
Change in non-cash operating working capital
Increase/(decrease) in foreign currency translation adjustment	14,243	463,200	—
Decrease/(increase) in trade receivables	8,739,096	(50,456,671)	—
(Increase) in commodity derivative contracts	(33,858)	—	—
Decrease/(increase) in other assets and prepaid expenses	(653,153)	982,014	220,196
(Increase) in inventories	(16,525,797)	(24,167,627)	—
Increase/(decrease) in accounts payable, accrued liabilities and income tax payable	3,761,311	5,880,047	(236,058)

	(22,712,704)	(79,766,917)	(3,519,152)

Investing activities
Expenditure on oil and gas properties	(11,249,477)	(19,154,106)	(19,987,946)
Expenditure on plant and equipment	(4,089,519)	(38,947,904)	(81,843,608)
Proceeds from indirect participation interest	80,410,591	10,724,885
Expenditure on oil and gas properties applied against indirect participation interest (note 17)	(31,774,513)	—	—
Proceeds received on sale of assets	112,229	405,353	—
Redemption/(investment) of cash on short-term investments	—	24,723,572	(17,617,871)
Acquisition of InterOil Products Limited net of cash received (note 13)	—	4,631,904	—
Repayment of business combination financing	(12,226,581)	—	—
Increase in restricted cash held as security on borrowings	(1,063,046)	(15,501,806)	(97,417)
Change in non-cash working capital
Increase/(decrease) in accounts payable and accrued liabilities	(3,165,756)	4,094,594	(1,351,521)

	15,468,253	(29,023,508)	(120,898,363)

Financing activities
Proceeds from secured loan	—	2,000,000	52,000,000
Repayments of secured loan	(4,500,000)	—	—
Proceeds from senior convertible debentures and warrants	—	45,000,000	—
Senior convertible debenture issuance costs	—	(3,259,766)	—
Proceeds from conversion options	22,700,814	6,259,967	16,300,000
Proceeds from related party borrowings	—	1,775,565	—
Repayments to related parties	(1,056,251)	(2,198,065)	(776,902)
Proceeds from short term borrowings	21,453,132	5,100,000	—
Repayments of short term borrowings	—	(5,100,000)	—
Proceeds from/(repayments of) working capital facility	(5,796,219)	76,520,541	—
Proceeds from issue of common shares	5,500,384	2,020,316	62,822,143

	38,301,860	128,118,558	130,345,241

Increase/(decrease) in cash and cash equivalents	31,057,409	19,328,133	5,927,726
Cash and cash equivalents, beginning of period	28,544,398	9,216,265	3,288,539

Cash and cash equivalents, end of period (note 4)	59,601,807	28,544,398	9,216,265

See accompanying notes to the consolidated financial statements
See note 5 for non cash financing and investing activities

InterOil Corporation
Consolidated Statements of Shareholder’s Equity
(Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Share capital

At beginning of period	216,813,654	157,449,200	94,120,609
Adjustment to reflect change in accounting for employee stock options (note 2n)	—	92,434	—
Issue of capital stock (note 19)	7,120,846	59,272,020	63,328,591

At end of period	223,934,500	216,813,654	157,449,200

Contributed surplus

At beginning of period	1,841,776	540,222	769,964
Adjustment to reflect change in accounting for employee stock options (note 2n)	—	645,216	—
Stock compensation (note 20)	1,091,810	656,338	(229,742)

At end of period	2,933,586	1,841,776	540,222

Warrants

At beginning of period	2,258,227	—	—
Movement for period (note 21)	(120,375)	2,258,227	—

At end of period	2,137,852	2,258,227	—

Foreign currency translation adjustment

At beginning of period	463,200	—	—
Movement for period, net of tax	14,243	463,200	—

At end of period	477,443	463,200	—

Conversion options

At beginning of period	—	—	—
Movement for period (note 17)	25,475,368	—	—

At end of period	25,475,368	—	—

Accumulated deficit

At beginning of period	(71,608,144)	(11,031,402)	(7,513,833)
Adjustment to reflect change in accounting for employee stock options (note 2n)	—	(737,650)	—
Adjustment to cumulative debentures conversion expense (note 21)	—	(6,899,211)	—
Net (loss) for period	(39,282,411)	(52,939,881)	(3,517,569)

At end of period	(110,890,555)	(71,608,144)	(11,031,402)

Shareholders’ equity at end of period	144,068,194	149,768,713	146,958,020

See accompanying notes to the consolidated financial statements

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

1. Nature of operations and organization
InterOil Corporation (the “Company” or “InterOil”) is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).
Management has segmented the company’s business based on differences in products and services and management strategy and responsibility. The Company’s business is conducted predominantly through three major business segments – upstream, midstream and downstream.
Upstream includes exploration for and development of crude oil and natural gas. Midstream includes refinery operations. The refinery processes crude oil into naphtha, gasoline, diesel, LPG, jet/kerosene, and low sulphur waxy residue. The midstream operations sell to the PNG domestic market as well as to the export market. Downstream includes the distribution of refined products and lubricants, including gasoline, diesel and fuel oils in PNG.
2.	Significant accounting policies
(a) Principles of consolidation and the preparation of financial statements
These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differ in certain respects from those in the United States. These differences are described in note 25, Reconciliation to Accounting Principles Generally Accepted in the United States.
The consolidated financial statements for the year ended December 31, 2005 have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business in the future. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.
The consolidated financial statements of the Company include the financial statements of SP InterOil, LDC (“SPI”) (99.9%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings Limited (100%), Direct Employment Services Company (100%) and their subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.
(b) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and deposits with a maturity of less than three months at the time of purchase. Cash and cash equivalents are carried at cost. Accrued interest is included with other receivables.
(c) Restricted cash
Restricted cash consists of cash on deposit with a maturity of less than three months at the time of purchase but which is restricted from being used in daily operations. Restricted cash is carried at cost. Accrued interest is included with other receivables.
(d) Trade receivables
The collectibility of debts is assessed at the reporting date and specific provision is made for any doubtful accounts. The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains the risks and rewards associated with carrying the receivables.
(e) Inventory
Crude oil and refined petroleum products are valued at the lower of cost, on a first-in, first-out basis, or net realizable value. The cost of midstream refined petroleum product consists of raw material, labour, direct overheads and transportation costs. Cost of downstream refined petroleum product includes the cost of the product plus related freight, wharfage and insurance.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

2.	Significant accounting policies (cont’d)
(f) Derivative financial instruments
Derivative financial instruments are utilized by the Company in the management of its naphtha, low sulphur waxy residue, diesel and jet kerosene sales price exposures and its crude purchase cost exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes. The company may choose to designate derivative financial instruments as hedges.
When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in a separate component of liabilities, until earnings are affected by the variability in cash flows of the designated hedged item.
The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company recognizes immediately in earnings gains and losses that were previously accumulated in a separate component of liabilities.
The Company enters into naphtha, diesel and jet kerosene swaps in order to reduce the impact of fluctuating naphtha, jet kerosene and diesel prices, respectively, on its revenue. These swap agreements require the periodic exchange of payments without the exchange of the notional product amounts on which the payments are based. The Company designates its naphtha, diesel and jet kerosene price swap agreements as hedges of the underlying sale. Sales revenue of the respective product is adjusted to include the payments made or received under the price swaps.
The Company enters into crude swaps in order to reduce the impact of fluctuating crude prices on its cost of sales. These swap agreements require the periodic exchange of payments without the exchange of the notional product amount on which the payments are based. The Company designates its crude price swap agreements as hedges of the underlying purchase. Cost of sales is adjusted to include the payments made or received under the crude purchase cost swaps.
(g) Deferred financing costs
Deferred financing costs represent the unamortized financing costs paid to secure borrowings. Amortization is provided on a straight-line basis, over the term of the related debt and is included in expenses for the period.
(h) Plant and equipment
Refinery assets
The Company’s most significant item of plant and equipment is the oil refinery in PNG. The refinery is included within midstream assets. During 2004, the company was considered to be in the construction and pre-operating stage of development of the oil refinery, however, the pre-operating stage ceased on January 1, 2005. Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment. The refinery assets are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalized. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment. Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

2.	Significant accounting policies (cont’d)
(h) Plant and equipment (cont’d)
Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs had been incurred at December 31, 2005.
Other assets
Property, plant and equipment is recorded at cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction and deferred project costs are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized. The depreciation rates by category are as follows:

Downstream	0% - 25%
Midstream	1% - 33%
Upstream	4% - 100%
Corporate	13% - 33%
Leased assets
Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.
Asset retirement obligations
Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097.
Disposal of property, plant and equipment
At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is included in income.
Environmental remediation
Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. No provision has been raised.
(i) Oil and gas properties
The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion on the units-of-production method. Geological and geophysical costs are expensed as incurred.
(j) Future income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.
(k) Employee entitlements
The amounts expected to be paid to employees for their pro-rata entitlement to long service and annual leave and leave fares are accrued having regard to anticipated periods of service, remuneration levels and statutory obligations.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

2.	Significant accounting policies (cont’d)
(l) Revenue recognition
The following particular accounting policies, which significantly affect the measurement of profit and of financial position, have been applied.
Revenue from midstream operations:
Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. During the year ended December 31, 2005, sales between the business segments of the Company have been eliminated from sales and operating revenues and cost of sales. Up to December 31, 2004, the sales between business segments of the Company were eliminated from sales and operating revenues and cost of sales and the asset for the refinery as all revenues and expenses relating to the refinery were capitalized as part of the development stage activities.
Revenue from downstream operations:
Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.
Interest income:
Interest income is recognized on a time-proportionate basis using the effective interest method.
(m) Foreign currency translation
For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders’ equity.
For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in income.
(n) Stock-based compensation
Prior to January 1, 2004, the Company applied the fair value based method only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.
The Company adopted the fair value based method to account for employee stock options, beginning January 1, 2004. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, without restatement to prior periods in the year ended December 31, 2004. The effect of retroactively adopting the fair value based method to the 2004 financial statements, without restatement, was to increase the opening accumulated deficit by $737,650, increase contributed surplus by $645,216 and increase share capital by $92,434.
(o) Per share amounts
Basic common shares outstanding are the weighted average number of common shares outstanding for each period. The calculation of basic per share amounts is based on net earnings/(loss) divided by the weighted average of common shares outstanding.
Diluted per share amounts are computed similarly to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

2.	Significant accounting policies (cont’d)
(p) Vulnerability to concentration risk
Credit risk
A significant amount of the Company’s export sales are made to one customer which represented $151,106,105 (2004 – $30,539,560) or 32% (2004 – 43%) of total sales in the twelve months ended December 31, 2005. The Company’s domestic sales for the period ended December 31, 2005 were not dependent on a single customer or geographic region of PNG.
Product risk
The composition of the crude feedstock will vary the refinery output of products. The 2005 output achieved includes distillates fuels, which includes diesel, gasoline and jet fuels (55%) and naphtha and low sulphur waxy residue (39%). The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.
Geographic risk
The operations of InterOil are concentrated in Papua New Guinea.
(q) Reclassification
Certain prior years’ amounts have been reclassified to conform with current presentation.
3.	Segmented financial information
As noted in note 1, management has identified three major business segments—upstream, midstream and downstream. In addition, the corporate segment is also presented. The corporate segment includes assets and liabilities that do not specifically relate to the other business segments. Results in this segment primarily include financing costs and interest income.
Segment accounting policies are the same as those described in note 2, significant accounting policies. Upstream, midstream and downstream include costs allocated from the corporate activities. The allocation is based on a fee for service. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories. All sales are attributable to the Asia Pacific region.
Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

					Consolidation
Year ended December 2005	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	356,326,763	124,853,882	—	—	481,180,645
Intersegment revenues	—	80,094,501	6,202	1,941,163	(82,041,866)	—
Interest revenue	—	—	—	1,830,808	—	1,830,808
Other unallocated revenue	—	—	—	528,270	—	528,270

Total segment revenue	—	436,421,264	124,860,084	4,300,241	(82,041,866)	483,539,723

Cost of sales and operating expenses	—	436,490,554	110,857,139	—	(80,100,703)	467,246,990
Office and admin and other expenses	1,737,825	10,639,111	4,725,411	8,255,301	(2,061,804)	23,295,844
Exploration costs, excluding exploration impairment	—	—	—	—	—	—
Exploration impairment	2,144,429	—	—	—	—	2,144,429
Depreciation and amortisation	314,467	10,598,134	204,247	49,732	(130,030)	11,036,550
Accretion expense	5,647,491	—	—	—	—	5,647,491
Interest expense	—	10,161,899	225,450	806,694	(206,895)	10,987,148

Income/(loss) from ordinary activities before income taxes	(9,844,212)	(31,468,434)	8,847,837	(4,811,486)	457,566	(36,818,729)

Income tax expense	—	—	(2,755,845)	(76,149)	—	(2,831,994)
Non controlling interest	—	—	—	368,312	—	368,312

Total net income/(loss)	(9,844,212)	(31,468,434)	6,091,992	(4,519,323)	457,566	(39,282,411)

Total assets	75,587,143	314,904,035	47,342,109	317,227,597	(325,503,788)	429,557,096

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

3.	Segmented financial information (cont’d)

					Consolidation
Year ended December 2004	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	26,309,547	62,410,291	—	(18,075,352)	70,644,486
Intersegment revenues	—	—	489,111	1,557,621	(2,046,732)	—
Interest revenue	—	—	—	382,461	—	382,461
Other unallocated revenue	—	—	—	196,337	—	196,337

Total segment revenue	—	26,309,547	62,899,402	2,136,419	(20,122,084)	71,223,284

Cost of sales and operating expenses	—	27,685,347	53,158,737	—	(15,499,568)	65,344,516
Office and admin and other expenses	1,649,191	3,133,095	3,146,905	8,309,537	(1,537,415)	14,701,313
Exploration costs, excluding exploration impairment	2,903,313	—	—	—	—	2,903,313
Exploration impairment	35,566,761	—	—	—	—	35,566,761
Depreciation and amortisation	12,510	311,986	224,214	90,365	—	639,075
Interest expense	4,932	843,888	455,368	1,899,027	—	3,203,215

Income/(loss) from ordinary activities before income taxes	(40,136,707)	(5,664,769)	5,914,178	(8,162,510)	(3,085,101)	(51,134,909)

Income tax expense	—	—	(1,899,803)	24,740	—	(1,875,063)
Non controlling interest	—	—	—	70,091	—	70,091

Total net income/(loss)	(40,136,707)	(5,664,769)	4,014,375	(8,067,679)	(3,085,101)	(52,939,881)

Total assets	21,570,219	310,941,494	34,436,144	211,530,962	(192,636,636)	385,842,184

					Consolidation
Year ended December 2003	Upstream	Midstream	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	—	—	—	—	—
Intersegment revenues	—	—	—	1,068,746	(1,068,746)	—
Interest revenue	—	—	—	246,912	—	246,912
Other unallocated revenue	—	—	—	12,368	—	12,368

Total segment revenue	—	—	—	1,328,026	(1,068,746)	259,280

Cost of sales and operating expenses	—	—	—	—	—	—
Office and admin and other expenses	520,270	222,067	24,939	3,730,502	(1,078,801)	3,418,977
Exploration costs, excluding exploration impairment	—	—	—	—	—	—
Exploration impairment	164,992	—	—	—	—	164,992
Depreciation and amortisation	10,282	8,254	—	54,532	—	73,068
Interest expense	—	—	—	105,374	—	105,374

Income/(loss) from ordinary activities before income taxes	(695,544)	(230,321)	(24,939)	(2,562,382)	10,055	(3,503,131)

Income tax expense	—	—	—	(37,339)	—	(37,339)
Non controlling interest	—	—	—	22,901	—	22,901

Total net income/(loss)	(695,544)	(230,321)	(24,939)	(2,576,820)	10,055	(3,517,569)

Total assets	60,129,239	198,176,962	321,817	169,378,391	(167,666,559)	260,339,850

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

4. Cash and cash equivalents
The components of cash and cash equivalents are as follows:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Cash on deposit	59,597,724	24,224,523	6,208,785
Bank term deposits
- Papua New Guinea kina deposits	—	4,315,513	—
- Australian dollar deposits	4,083	4,362	—
Papua New Guinea kina treasury bills	—	—	3,007,480

	59,601,807	28,544,398	9,216,265

5. Supplemental cash flow information

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Cash paid during the year
Interest	13,373,832	1,444,006	4,138,290
Income taxes	1,656,985	1,914,459	64,891
Interest received	1,800,062	671,479	149,631
Non-cash investing and financing activities:
Deferred financing costs included in accounts payable and accrued liabilities	100,000	—	—
Accrued financing costs and deferred financing costs	—	834,439	—
Increase in additional paid up capital as a result of a change in accounting policy for stock based compensation (note 2n)	—	645,216	—
Increase in due to related parties resulting from transfer of other assets	—	—	311,093
Increase in share capital from:
the exercise of share options	577,086	646,216	39,654
the exercise of warrants	120,375	—	—
oil and gas property expenditure paid for with stock	—	—	316,359
change in accounting policy for stock based compensation (note 2n)	—	92,434	—
transfer of deferred transaction costs on conversion of the debenture	—	(3,093,734)	—
transfer of carrying value of debentures to share capital on conversion of the securities	—	42,890,448	—
conversion of indirect participation interest into share capital	923,000	9,226,260	—
shares issued to induce conversion of debentures	—	6,976,800	—
transaction costs being attributed to share capital transaction	—	300,000	—
Movement in accumulated deficit as a result of the inducement paid on conversion of the debentures	—	(6,899,211)	—

All non-cash investing and financing activities disclosed in note 5 relate to the “corporate” segment except for those involving the oil and gas property expenditure paid for with stock (upstream) and accrued financing costs and deferred financing costs (midstream).

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

6. Financial instruments
Restricted cash
With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In 2005, cash and cash equivalents earned 2.9% on the cash on deposit which related to the working capital facility but was unrestricted. In 2005, cash and cash equivalents earned average interest rates of 1.3% per annum (2004 – 1.6%, 2003 – 1.5%) on bank term deposits. All other components of cash and cash equivalents are non-interest bearing. Restricted cash is comprised of the following:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Cash deposit on working capital facility (2.9%)	16,452,216	15,497,127	—
Cash deposit on secured loan (2.1%)	106,267	—	—
Bank term deposits on Petroleum Prospecting Licenses (1.3%)	103,786	102,096	97,417
Managed trust	—	—	24,626,154
Pledged deposit	—	—	97,418

	16,662,269	15,599,223	24,820,989

Credit risk is minimized as all cash amounts and certificate of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, all short-term loan facilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is initially based on 20% of the outstanding balance of the facility subject to fluctuations or variations in inventory and accounts receivables. The cash held as deposit on secured loan supports the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”).
Bank term deposits on Petroleum Prospecting Licenses are unavailable to the company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.
Commodity derivative contracts
InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories. As at December 31, 2005, InterOil had entered into jet kerosene crack spread swap agreements to hedge a portion of the anticipated 2006 sales of diesel and jet kerosene and crude swap agreements to hedge a portion of the anticipated 2006 sales of diesel, naphtha and low sulphur waxy residue. InterOil had also entered into swap agreements to hedge a portion of its anticipated first quarter 2006 naphtha sales and first quarter 2006 low sulphur waxy residue sales by buying and selling the raw material component, crude at fixed prices to match the timing of purchase and sale respectively.
At December 31, 2005, InterOil had a net receivable of $1,482,798 (2004 — $503,500, 2003 — $nil) relating to commodity hedge contracts. Of this total, a receivable of $897,798 (2004 — $503,500, 2003 — $nil) relates to hedges deemed effective at December 31, 2005 and a receivable of $585,000 (2004 — $nil, 2003 — $nil) relates to derivative contracts that were closed and for which hedge accounting has been discontinued. The gain on the derivative contracts for which hedge accounting was discontinued is included in general and administration expenses for the year ended December 31, 2005. The gain on the hedges on which final pricing will be determined in future periods of $1,016,998 (2004 — $ 537,358, 2003 — $nil) has been included in the deferred hedge gain liability on the balance sheet.
The following summarizes the effective hedge contracts by derivative type on which final pricing will be determined in future periods that are outstanding as at December 31, 2005:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	300,000
Crude swap	Buy crude	250,000
Jet kerosene crack spread swap	Sell jet kerosene/buy crude	249,999

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

6.	Financial instruments (cont’d)
The comparative information as at December 31, 2004 is as follows:

Derivative	Type	Notional volumes (bbls)

Naphtha swap	Sell naphtha	50,000
Naphtha crack spread swap	Sell naphtha/buy crude	50,000

7. Trade receivables
At December 31, 2005, the Company had a discounting facility with BNP Paribas on specific monetary receivables (note 12). Under the facility, the company is able to sell on a revolving basis specific monetary receivables up to $40,000,000. As at December 31, 2005, $23,196,914 (2004 - $13,034,904, 2003 – not applicable) in outstanding accounts receivable had been sold with recourse under the facility. As the sale is with recourse, the receivables are retained on the balance sheet and included in the outstanding accounts receivable and the proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold. The average effective rate on the discounting facility was approximately 6% (2004 — 6%).
At December 31, 2005 $39,430,264 (2004 — $49,989,840) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 12.
8.	Inventories

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Midstream (crude oil feedstock)	5,019,580	3,971,982	—
Midstream (refined petroleum product)	25,967,357	16,396,975	—
Downstream (refined petroleum product)	13,100,547	7,547,945	—

	44,087,484	27,916,902	—

At December 31, 2005, inventory had been written down to its net realizable value. The write down of $355,215 (2004 — $1,508,334) is included in cost of sales.
At December 31, 2005, $30,986,937 (2004 — $20,368,957) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 12.
9.	Plant and equipment
The majority of the Company’s plant and equipment is located in PNG, except for items in the corporate segment with a net book value of $132,375 (2004 — $86,327, 2003 — $92,947) which are located in Australia. Amounts in deferred project costs and work in progress are not being amortised.
Consolidation entries relates to midstream assets which were created when the gross margin on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.

				Corporate &
Year ended December 31, 2005	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	5,657,125	238,078,544	12,164,417	331,183	256,231,269
Deferred project costs and work in progress	—	1,987,085	1,386,488	—	3,373,573
Consolidation entries	—	—	—	(3,120,718)	(3,120,718)
Accumulated depreciation and amortisation	(308,378)	(11,245,748)	(7,332,042)	(198,808)	(19,084,976)

Net book value	5,348,747	228,819,881	6,218,863	(2,988,343)	237,399,148

Capital expenditure	—	3,284,108	1,902,334	95,782	5,282,224

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

9. Plant and equipment (cont’d)

				Corporate &
Year ended December 31, 2004	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	5,659,248	236,551,876	10,875,211	263,217	253,349,552
Deferred project costs and work in progress	—	—	949,924	—	949,924
Consolidation entries	—	—	—	(2,002,214)	(2,002,214)
Accumulated depreciation and amortisation	(19,792)	(419,629)	(7,317,596)	(176,890)	(7,933,907)

Net book value	5,639,456	236,132,247	4,507,539	(1,915,887)	244,363,355

Capital expenditure	1,131	40,532,990	1,320,644	83,920	41,938,685

				Corporate &
Year ended December 31, 2003	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	5,655,994	43,218,420	—	179,472	49,053,886
Deferred project costs and work in progress	—	152,747,736	321,817	—	153,069,553
Consolidation entries	—	—	—	(165,647)	(165,647)
Accumulated depreciation and amortisation	(5,159)	(107,643)	—	(86,525)	(199,327)

Net book value	5,650,835	195,858,513	321,817	(72,700)	201,758,465

Capital expenditure	5,658,117	81,226,712	100,333	53,791	87,038,953

10. Oil and gas properties
Costs of oil and gas properties which are not subject to depletion and depreciation and which have not been applied against the indirect participation interest liability (note 17) are as follows:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Drilling equipment	15,100,860	5,353,471	6,992,867
Petroleum Propsecting License Drilling programs at cost
PPL 238	1,298,632	1,251,889	14,199,188
Other properties	—	—	1,825,960

	16,399,492	6,605,360	23,018,015

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the years ended:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Exploration costs, excluding exploration impairment	—	2,903,313	—
Exploration impairment
Costs incurred in prior years	2,059,367	16,576,982	70,016
Costs incurred in current year	85,062	18,989,779	94,976

	2,144,429	35,566,761	164,992

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
11. Income taxes
The combined income tax expense in the consolidated statements of operations reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates). Differences for the years ended were accounted for as follows:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

(Loss) before income taxes and non controlling interest	(36,818,729)	(51,134,909)	(3,503,131)
Statutory income tax rate	35.10%	35.12%	35.12%

Computed tax (benefit)	(12,923,374)	(17,958,580)	(1,230,300)

Effect on income tax of:
Losses in foreign jurisdictions not deductible	2,834,689	2,273,530	(56,527)
Non-deductible stock compensation expense	585,783	424,924	(13,926)
Gains and losses on foreign exchange	268,843	58,659	302,499
Tax rate differential in foreign jurisdictions	1,224,361	(341,613)	143,502
Over provision for tax in prior years	(113,950)	(42,874)	—
Tax losses for which no future tax benefit has been brought to account	9,845,189	2,696,330	836,142
Temporary differences for which no future tax benefit has been brought to account	1,123,458	14,552,726	—
Temporary differences brought to account on acquisition of subsidiary	(34,902)	(488,027)	—
Other — net	21,897	699,988	55,949

	2,831,994	1,875,063	37,339

The future income tax asset comprised the tax effect of the following:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Future tax assets
Temporary differences
Plant and equipment	2,665,173	2,263,654	—
Exploration expenditure	12,184,351	11,541,022	—
Other — net	99,834	127,240	(1,194,314)

	14,949,358	13,931,916	(1,194,314)
Losses carried forward	17,373,507	4,850,380	2,558,406

	32,322,865	18,782,296	1,364,092
Less valuation allowance	(31,263,967)	(17,478,665)	(1,364,092)

	1,058,898	1,303,631	—

All future tax assets recorded in the consolidated balance sheet relate to Papua New Guinea. The amounts are non current at December 31, 2005.
The valuation allowance for deferred tax assets increased by $13,785,302 in the year ended December 31, 2005, increased by $16,114,573 in the year ended December 31, 2004 and decreased by $673,421 in the year ended December 31, 2003. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment. Management has determined that a 100% valuation allowance of the net operating loss carry-forward is appropriate as of December 31, 2005 in respect of losses generated from the refinery operations.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
11. Income taxes (cont’d)
The Project Agreement gives “pioneer” status to InterOil Limited. This status gives the Company a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ending in five years on December 31, 2010.
In relation to the refinery, tax losses incurred prior to January 1, 2005 will be frozen during the five year tax holiday and will become available for use after the tax holiday ceases on December 31, 2010. In PNG, losses incurred prior to January 1, 2003 have a seven year carry forward limit. As a result, tax losses totaling K1,193,389 (US $388,329) will be lost prior to the expiry of the tax holiday. Tax losses carried forward to offset against future earnings total K71,799,811 (US $22,940,040) at December 31, 2005. Losses incurred in years subsequent to 2003 have a twenty year carry forward period.
12. Working capital facility – crude feedstock
In 2004 InterOil obtained a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $100,000,000. The facility was increased to $150,000,000 on August 12, 2005. The cash balance outstanding on the facility at December 31, 2005 was $70,724,322 (December 31, 2004 – $76,520,541) which included short term advances of $47,527,408 (December 31, 2004 — $63,485,637) and discounted monetary receivables of $23,196,914 (2004 — $13,034,904). This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables (note 7). The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.
The facility bears interest at LIBOR + 2.5% on the short term advances. During the year the weighted average interest rate was 5.81% (2004 – 4.36%).
The following table outlines the facility and the amount available for use at year end:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Working capital credit facility	150,000,000	100,000,000	—
Less amounts outstanding:
Short term advances	(47,527,408)	(63,485,637)	—
Discounted receivables (note 7)	(23,196,914)	(13,034,904)	—
Letters of credit outstanding	(33,765,000)	(14,000,000)	—
Hedging facility	(1,500,000)	—	—

Working capital credit facility available for use	44,010,678	9,479,459	—

At December 31, 2005, the company had a letter of credit outstanding for $33,765,000 (2004 - $14,000,000) which expires on February 15, 2006 for a January crude receipt.
The cash deposit on working capital facility as separately disclosed in note 6 included restricted cash of $16,452,216 (2004 — $15,497,127) which was being maintained as a security market for the facility. In addition, inventory of $30,986,937 (2004 — $20,368,957), trade receivables of $34,371,072 (2004 — $46,911,393), and $5,059,192 (2004 — $3,078,447) of inter-company receivables which were eliminated on consolidation secured the facility.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
13. Acquisition of a subsidiary
In 2005, InterOil acquired 100% of the issued share capital of Direct Employment Services Company (“DESC”) and SPI InterOil Holdings Limited for a total cost of $2,000 which will be paid in cash. The purchase price reflects the book value of the shares at the time of acquisition. DESC was initially established for the purposes of providing non-profit management services to the Company for its U.S. employees and it has continued to provide management services to the Company since its acquisition. Prior to its acquisition, DESC was partially owned by Christian Vinson, the Company’s Chief Operating Officer. SPI InterOil Holdings Limited is a dormant shelf company to be used for a future business endeavor.
InterOil Products Limited
On April 28, 2004, InterOil, through its wholly owned subsidiary, SPI Distribution Limited, acquired 100% of the outstanding common shares of BP Papua New Guinea Limited which was subsequently renamed InterOil Products Limited (“IPL”). IPL is a distributor of refined petroleum products in Papua New Guinea.
The results of IPL’s operations have been included in the consolidated financial statements since April 28, 2004, the date control of IPL’s shares was transferred to InterOil. Under the purchase agreement, InterOil Corporation was entitled to the profit of IPL from March 1, 2004. The profit earned after tax between March 1, 2004 and April 28, 2004 of $1,243,746 was recognized as a reduction in the acquisition cost.
The adjusted purchase price is $13,226,854, including a service agreement for $1,000,000 related to the purchase. A deposit of $1,000,000 of the purchase price was paid in 2004. The remaining $12,226,854 (discounted amount $12,123,106) was paid on March 1, 2005 and was included in current liabilities in the financial statements at December 31, 2004.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$

Cash	5,859,517
Trade receivables	8,241,400
Inventory	6,759,089
Other assets	1,614,249
Future income tax benefit	640,284
Property, plant and equipment	3,180,530

Total assets acquired	26,295,069

Accounts payable and accrued liabilities	(13,399,720)

Net assets acquired	12,895,349

The net cash received from the purchase of IPL of $4,631,904 is comprised of $5,859,517 held by IPL at the time of acquisition less $1,000,000 paid relating to the acquisition price and $227,613 paid in transaction costs and in stamp duty.
14. Related parties
Amounts due to related parties of $nil (2004 – $1,056,251, 2003 — $1,478,751) represents monies owed to Petroleum Independent and Exploration Corporation (PIE) which acts as a sponsor of the Company’s oil refinery project. PIE is controlled by Phil Mulacek, an officer and director of InterOil. During the year, $1,056,251 of the loan to PIE was repaid. The loan had interest charged at a rate of 5.75% (2004 – 5.75%, 2003 – 5.75%) per annum. During the year ended December 31, 2004, PIE also advanced InterOil Corporation $1,775,565, which was repaid prior to December 31, 2004. The advance had interest charged at a rate of 6% per annum on a facility provided by Wells Fargo Bank Inc. During the year the Company incurred total interest to PIE amounting to $9,376 (2004 — $246,745, 2003 — $105,374). All of the interest collected by PIE on this loan was used to pay interest incurred under the Wells Fargo facility.
SPI does not have a Board of Directors. Instead, its articles of association provide for the business and affairs of SPI to be managed by a general manager appointed by the shareholders of SPI and its US sponsor under the Overseas Private Investment Corporation (OPIC), an agency of the US Government, loan. PIE has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI. During the year, $150,000 (2004 — $150,410, 2003 — $150,000) was expensed for the sponsor’s (PIE) legal, accounting and reporting costs. Of this amount $75,000 was included in accrued liabilities at December 31, 2005. During 2003, PIE also waived $840,000 of management fees due to it for prior periods and this was reflected in the Consolidated Statement of Operations.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
14. Related parties (con’td)
Breckland Limited, a company controlled by Roger Grundy, a director of InterOil, provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. Amounts paid or payable to Breckland during the year amounted to $179,608 (2004 — $120,426, 2003 — $131,250).
The services of certain executive officers and senior management of the Company are provided under a management services agreement with DESC. DESC is a U.S. private Company that was partially owned by Christian Vinson, the Company’s Chief Operating Officer prior to its acquisition by InterOil on November 23, 2005 (note 13). In 2005, InterOil acquired 100% of the issued share capital of Direct Employment Services Company (“DESC”) for a total cost of $1,000 which will be paid in cash. Christian Vinson received $500 for his 50% interest in DESC. The purchase price reflects the book value of the shares at the time of acquisition. Prior to the acquisition, DESC was paid $549,978 (2004 — $708,104, 2003 — $535,855) for its management services.
Amounts due to Directors and executives at December 31, 2005 totaled $30,500 for Directors fees (2004 — $61,000 2003 — $30,500), and $573,571 for executive bonuses (2004 — $320,000, 2003 – $nil). These amounts are included in accounts payable and accrued liabilities.
15. Unsecured loan
On January 28, 2005, InterOil obtained a $20 million term loan facility of which a tranche of $10 million was received on January 31, 2005 and the balance of $10 million was received on February 25, 2005. The loan has an interest rate equal to 5% per annum payable quarterly in arrears and includes a 1% arrangement fee of the face amount. On July 21, 2005, the short term loan facility available to InterOil increased from $20 million to $25 million. The additional $5 million is to fund the purchase of new refinery generators and the conversion of the furnaces and fuel systems to burn specialty fuels. InterOil drew down a further $1,453,132 of the loan before December 31, 2005. The term of the loan is fifteen months from the disbursement dates, and is repayable at any time prior to expiry with no penalty. The loan has an interest rate equal to 5% per annum. In addition, the financier has an irrevocable right to participate in a subsequent equity financing up to an amount of $40 million.
16. Secured loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The facility is fully drawn down at December 31, 2005. The loan is secured over the assets of the refinery project which have a carrying value of $225,669,179 at December 31, 2005 (2004 — $236,132,247, 2003 – $195,858,513).
The loan expires December 31, 2014 and half yearly repayments of $4,500,000 commenced on December 31, 2005. During the year ended December 31, 2005, the repayment schedule was amended to reflect the delay in the commencement of refinery operations. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. Certain financial covenants were increased for the year ended December 31, 2005 to reflect the impact of higher crude prices.
The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During 2005 the weighted average interest rate was 7.10% (2004 – 6.65%, 2003 – 6.70%) and the total interest expense included in long term borrowing costs was $6,038,887(2004 — $nil, 2003 — $nil).
Deferred financing costs of $1,256,816 (2004 — $1,311,488, 2003 — $551,000) are being amortized over the period until June 2014. Of these costs, $475,000 (2004 — $551,000, 2003 — $551,000) were originally included as part of the cost of the refinery and have been separated out from refinery assets in the current and prior periods.
The accrued financing costs of $921,109 include discounting of the liability for a 12 month period. The total liability is $950,000 and will be due for payment at project completion as defined by the loan agreement with OPIC. Project completion will be reached when OPIC notifies PIE (sponsor of refinery project – see note 14) that the physical, operational, legal and financial completion tests have been met. The Company does not expect to meet the requirements for project completion in the next 12 months.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
17. Indirect participation interest
Indirect participation interest

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Current portion	35,092,558	13,749,852	—
Non current portion	30,166,311	—	—

Total indirect participation interest	65,258,869	13,749,852	—

Prior to December 31, 2004, the Company received deposits of $13,749,852 toward an $125,000,000 additional indirect participation interest (“IPI”). The remaining $111,250,148 was received in 2005. The $125,000,000 is subject to the terms of the agreement dated February 25, 2005 between the corporation and certain investors under which InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238. Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006 or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the conversion to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.
Under the indirect participation interest, InterOil is responsible for drilling the eight wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The investors will be able to approve the location of the final two wells. In the instance that InterOil proposes completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage. InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works, the investor will forfeit their right to the well in question as well as their right to convert into common shares.
InterOil has accounted for the $125,000,000 indirect participation interest as a non financial liability with a conversion option. The value of the conversion was $27,249,587. The balance of $97,750,413 was allocated to the indirect participation interest liability.
All costs incurred by the company relating to the eight well drilling program, including geological and geophysical costs, and commission costs associated with structuring the agreement, will be charged against the liability to a maximum amount of $97,750,413. For the period ending December 31, 2005, $31,774,513 has been charged against the liability for geological and geophysical costs and drilling costs and an additional $6,364,523 has been charged against the liability for finance and transaction costs. The liability and the accretion expense were increased during the year by $5,647,491. This amount represents the accretion of the discount calculated on the non-financial liability component of the indirect participation interest. InterOil will bear the costs for subsequent works projects and completion activities in proportion to its remaining ownership in the eight wells. These costs are accounted for in accordance with the company’s stated accounting policies.
InterOil paid financing fees and transaction costs of $8,138,742 related to the indirect participation interest on behalf of the indirect participation interest investors. These fees have been apportioned between the indirect participation interest and the conversion options in the same proportion as the original $125,000,000 was allocated between the non financial liability and the conversion options. The indirect participation interest liability portion of the finance and transaction costs was $6,364,523 and the remaining $1,774,219 was allocated against the conversion option, reducing the conversion option value to $25,475,368.
Indirect participation interest — PNGDV
As at December 31, 2005, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by Petroleum Prospecting Licenses “PPL” 236, 237 and 238 is $9,685,830. The total invested by PNGDV in the indirect participation interest is $12,185,000. As of December 31, 2005, PNG Drilling Ventures Limited had converted $2,499,170 of their investment into 141,545 of InterOil’s common shares, of this $923,000 was converted in 52,000 common shares in the current year. If the Company’s exploration program does not discover at least five million barrels of oil and gas, the $9,685,830 balance of the investment is convertible into 237,356 common shares plus $5,500,000 payable, at the Company’s discretion, in cash or common shares based on the average price of the Company’s shares in the month preceding such payment. PNGDV has an interest in the drilling program that will range from 6.75% to 11.25% depending upon various elections.
Other
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor, that converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in wells 9 to 24. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)
18. Non controlling interest
On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount. Enron no longer actively participates in the refinery operations but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the refinery. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.
At December 31, 2005, a subsidiary, SP InterOil LDC, holds 98.83% (2004 – 98.74%, 2003 — 98.66%) of the non-voting participating shares issued from EPI.
19. Share capital
The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.
Common shares
Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2003	20,585,943	94,120,609
Shares issued for cash	3,817,500	61,060,640
Shares issued for conversion of convertible debt	31,240	316,359
Shares issued on exercise of options	381,278	1,951,592

December 31, 2003	24,815,961	157,449,200

Shares issued for conversion of convertible debt and indirect participation interest	3,184,828	56,698,121
Shares issued on exercise of options	310,095	2,666,333

December 31, 2004	28,310,884	216,813,654

Shares issued for indirect participation interest	52,000	923,000
Shares issued on exercise of warrants	19,168	540,346
Shares issued on exercise of options	781,268	5,657,500

December 31, 2005	29,163,320	223,934,500

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

20. Stock options
At December 31, 2005, there were 911,068 common shares reserved for issuance under the Company stock option plan.
Options are issued at no less than market price to directors, staff and contractors. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the InterOil Group and may be exercised at any time after vesting within the exercise period. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.

	December 31, 2005		December 31, 2004		December 31, 2003
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
Stock options outstanding	options	exercise price $	options	exercise price $	options	exercise price $

Outstanding at beginning of year	1,162,322	9.91	1,363,265	7.55	1,510,085	5.48
Granted	516,450	25.82	224,460	26.30	257,802	14.09
Exercised	(781,322)	(6.50)	(310,095)	(6.52)	(381,278)	(4.62)
Forfeited	(74,000)	(13.11)	(100,308)	(25.28)	(23,344)	(5.75)
Expired	(76,650)	(26.01)	(15,000)	(8.00)	—	—

Outstanding at end of year	746,800	22.27	1,162,322	9.91	1,363,265	7.55

	Options issued and outstanding			Options exercisable
			Weighted average
Range of exercise		Weighted average	remaining term		Weighted average
prices $	Number of options	exercise price $	(years)	Number of options	exercise price $

2.75 to 5.00	20,000	4.00	0.47	20,000	4.00
5.01 to 8.00	50,000	5.62	1.34	40,000	5.27
8.01 to 12.00	69,700	10.98	0.93	30,700	10.25
12.01 to 24.00	287,000	23.11	3.08	109,000	23.91
24.00 to 31.00	320,100	27.71	2.94	94,500	30.25

	746,800	22.27	2.87	294,200	20.63

The fair value of the 516,450 (2004 – 224,460, 2003 – 257,802) options granted subsequent to January 1, 2005 has been estimated at the date of grant in the amount of $4,834,139 (2004 - $1,122,938, 2003 — $1,087,131) using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5% (2004 – 2.5%, 2003 – 3.2%), dividend yield of nil (2004 – nil, 2003 - nil), volatility factor of the expensed market price of the Company’s common stock of 45% for grants between January 1, 2005 and June 30, 2005, a volatility factor of the expensed market price of the Company’s common stock of 55% for grants between July 1, 2005 and December 31, 2005 (2004 – 45%, 2003 – 45%), and a weighted average expected life of the options of 3.4 years (2004 – 3.8 years, 2003 – 3 years). An amount of $1,668,896 (2004 – $1,202,921) has been recognized as compensation expense. In 2003, $530,794 was recognized as a proforma compensation expense disclosure. The estimate fair value of the options is expensed over the option’s vesting period, which is identified in the individual option agreements.
21. Debentures and warrants
In 2004, InterOil issued a total of $45 million in senior convertible debentures. The debentures were to mature on August 28, 2009 and bore interest at a rate of 8.875% per annum, payable quarterly. The debentures were converted into 2,232,143 common shares of the Company at a fixed conversion price of $20.16 per share on December 31, 2004 at the investors’ option. The company also issued 180,000 additional shares to debenture holders in connection with their conversion of debt to equity. As a result of the issuance of the 180,000 additional shares, share capital increased by $6,976,800 which represents the fair market value of the shares on the date they were issued. In connection with these shares $77,589 was recognized as a debt conversion expense and $6,899,211 was recorded to accumulated deficit during the year ended December 31, 2004.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

21. Debentures and warrants (cont’d)
In 2004, in connection with the issuance of senior convertible debentures, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91. A total of 340,247 (2004 – 359,415) were outstanding at December 31, 2005. The warrants are exercisable between August 27, 2004 and August 27, 2009. The warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.
22. Loss per share
Warrants, conversion options and stock options totaling 4,885,762 common shares at prices ranging from $4.00 to $37.50 were outstanding in 2005 (2004 – 2,155,042 common shares at prices ranging from $2.75 to $30.40, 2003 – 2,769,940 common shares at prices ranging from $2.75 to $30.40 per share) but were not included in the computation of the diluted loss per share because they caused the loss per share to be antidilutive.
23. Commitments and contingencies
Payments due by period contractual obligations are as follows:

		Less than					More than 5
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	years

	’000	’000	’000	’000	’000	’000	’000
Secured loan obligations	80,500	9,000	9,000	9,000	9,000	9,000	35,500
Unsecured loan obligations	21,453	21,453	—	—	—	—	—
Indirect participation interest — PNGDV (a)	5,500	—	5,500	—	—	—	—
Indirect participation interest (note 17)	65,259	35,093	30,166	—	—	—	—
Capital expenditure commitments relating to refinery optimisation program (b)	4,600	4,600	—	—	—	—	—
Petroleum prospecting and retention licenses (c)	160	160	—	—	—	—	—

	177,472	70,306	44,666	9,000	9,000	9,000	35,500

(a)	The non current indirect participation interest terms provide for various conversion options. The amount provided is the maximum amount that can be converted to debt and differs to the amount presented in the December 31, 2005 Consolidated Balance Sheet due to conversion requirements into the Company’s full paid common shares. The non current indirect participation interest balance of $9,685,830 is convertible into 237,356 common shares plus $5,500,000 payable, at the Company’s discretion, in cash or common shares based on the average price of the Company’s shares in the month preceding such payment. PNGDV has an interest in the drilling program that will range from 6.75% to 11.25% depending upon various elections.

(b)	The company is in the process of a number of projects relating to optimizing the refinery’s output. Capital expenditure commitments of $4,600,000 have been made with respect to this program.

(c)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil is required to spend over the next two years to maintain the exploration licenses. The committed amount can be spent in any proportion over the two years. In addition to this amount, InterOil must drill an exploration well on PPL 237 prior to March 2007. As the cost of drilling this well cannot be estimated, it is not included within the above table.
The company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time and management believes that it has adequately provided for current and future income taxes.

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

24. Reconciliation to accounting principles generally accepted in the United States
The audited consolidated financial statements of the Company for the twelve month periods ended December 31, 2005, 2004 and 2003 have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”). The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements. The significant differences between Canadian GAAP and U.S. GAAP as they relate to the Company are presented throughout this note. Additionally, where there is no significant conflict with Canadian GAAP requirements some of the additional U.S. GAAP disclosure requirements have been incorporated throughout the Canadian GAAP financial statements.
Consolidated statements of operations
The following table presents the consolidated statements of operations under U.S. GAAP compared to Canadian GAAP:

	Year Ended
	December 31, 2005		December 31, 2004		December 31, 2003
	$		$		$
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Revenue
Sales and operating revenues (1)	481,180,645	481,180,645	70,644,486	121,974,268	—	—
Interest income	1,830,808	—	382,461	—	246,912	—
Other income	528,270	—	196,337	—	12,368	—

	483,539,723	481,180,645	71,223,284	121,974,268	259,280	—

Expenses
Cost of sales and operating expenses (excluding depreciation shown below) (1)	467,246,990	467,400,576	65,344,516	129,871,126	—	—
Administrative and general expenses (1), (2)	14,672,793	14,687,717	7,831,550	8,081,740	2,264,187	2,264,187
Management fees for prior periods waived	—	—	—	—	(840,000)	(840,000)
Depreciation and amortization (1)	11,036,550	10,836,696	639,075	1,462,953	73,068	73,068
Exploration costs, excluding exploration impairment	—	—	2,903,313	2,903,313	—	—
Exploration impairment	2,144,429	2,144,429	35,566,761	35,566,761	164,992	164,992
Legal and professional fees (1)	3,606,415	3,606,415	3,573,727	3,655,631	1,421,390	1,421,390
Short term borrowing costs	8,855,857	8,855,857	4,705,190	4,705,190	—	—
Long term borrowing costs (1)	6,351,337	6,351,337	1,401,256	1,897,029	—	—
Accretion expense	5,647,491	5,647,491	—	—	—	—
Debt conversion expense (5)	—	—	—	6,976,800	—	—
Gain on revaluation of conversion options (6)	—	(4,279,284)	—	—	—	—
Foreign exchange loss (2)	796,590	796,590	392,805	392,805	678,774	(7,392,002)
Non-controlling interest (7)	(368,312)	(368,475)	(70,091)	(265,624)	(22,901)	94,341
Interest income	—	(1,830,808)	—	(382,461)	—	(246,912)
Other income	—	(528,270)	—	(196,337)	—	(12,368)

	519,990,140	513,320,271	122,288,102	194,668,926	3,739,510	(4,473,304)

Income/(loss) before income taxes	(36,450,417)	(32,139,626)	(51,064,818)	(72,694,658)	(3,480,230)	4,473,304

Income tax expense (3)	(2,831,994)	(2,831,994)	(1,875,063)	(1,875,063)	(37,339)	(37,339)

Income/(loss) before cumulative effect of accounting change	(39,282,411)	(34,971,620)	(52,939,881)	(74,569,721)	(3,517,569)	4,435,965
Cumulative effect of accounting change (4)	—	—	—	(737,650)	—	—

Net income/(loss)	(39,282,411)	(34,971,620)	(52,939,881)	(75,307,371)	(3,517,569)	4,435,965

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

24. Reconciliation to accounting principles generally accepted in the United States (cont’d)
Statements of comprehensive income/(loss), net of tax

	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$

Net income/(loss) in accordance with U.S. GAAP, net of tax	(34,971,620)	(75,307,371)	4,435,965
Foreign currency translation reserve, net of tax	14,243	463,200	—
Deferred hedge gain, net of tax	457,184	537,358	—

Total other comprehensive income, net of tax	471,427	1,000,558	—

Comprehensive income/(loss), net of tax	(34,500,193)	(74,306,813)	4,435,965

Statements of accumulated other comprehensive income, net of tax (AOCI)

Total
	Foreign		accumulated
	currency		other
	translation	Deferred hedge	comprehensive
	reserve	gain	income

AOCI balance as of December 31, 2001	—	—	—
Current period change	—	—	—

AOCI balance as of December 31, 2002	—	—	—
Current period change	—	—	—

AOCI balance as of December 31, 2003	—	—	—
Current period change	463,200	537,358	1,000,558

AOCI balance as of December 31, 2004	463,200	537,358	1,000,558
Current period change	14,243	457,184	471,427

AOCI balance as of December 31, 2005	477,443	994,542	1,471,985

Per share amounts
Basic per share amounts computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the reporting period. Diluted per share amounts reflects the potential dilution that could occur if options or contracts to issue shares were exercised or converted into shares.
For the calculation of diluted per share amounts, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury method. No potential shares in options on issue were dilutive for the years ended December 31, 2005 and December 31, 2004. Antidilutive options on issue for the year ended December 31, 2003 were 35,822.

Weighted average number of shares on which earnings per	Year ended December 31,
share calculations are based in accordance with U.S. GAAP	2005	2004	2003

Basic	28,832,263	25,373,575	22,649,924
Effect of dilutive options	—	—	1,542,214

Diluted	28,832,263	25,373,575	24,192,138

Net income/(loss) per share in accordance with U.S. GAAP
Basic	(1.21)	(2.97)	0.20

Diluted	(1.21)	(2.97)	0.18

InterOil Corporation
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

24. Reconciliation to accounting principles generally accepted in the United States (cont’d)
Consolidated balance sheets

	December 31, 2005		December 31, 2004		December 31, 2003
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Current assets	173,442,742	173,442,742	132,258,350	132,258,350	35,012,370	35,012,370
Oil and gas properties	16,399,492	16,399,492	6,605,360	6,605,360	23,018,015	23,018,015
Capital assets (1), (2)	237,399,148	225,171,193	244,363,355	232,496,306	201,758,465	204,817,578
Deferred financing costs	1,256,816	1,256,816	1,311,488	1,311,488	551,000	551,000
Future income tax benefit (3)	1,058,898	1,058,898	1,303,631	1,303,631	—	—

Total assets	429,557,096	417,329,141	385,842,184	373,975,135	260,339,850	263,398,963

Current liabilities (2), (6)	167,192,503	188,187,731	142,197,050	141,659,692	—	—
Accrued financing costs	921,109	921,109	863,329	863,329	16,314,334	16,314,334
Long term debt (6)	111,352,141	110,536,000	86,608,830	86,608,830	90,600,000	90,600,000
Non-controlling interest (7)	6,023,149	5,682,695	6,404,262	6,063,971	6,467,496	6,322,739
Shareholders’ equity (1) (2) (4) (5) (6)	144,068,194	112,001,606	149,768,713	138,779,313	146,958,020	150,161,890

Total liabilities and shareholders’ equity	429,557,096	417,329,141	385,842,184	373,975,135	260,339,850	263,398,963

(1)	Operations

The Company determined that refinery operations commenced under U.S. GAAP at December 1, 2004, which is the date management assessed that construction of the refinery was substantially complete and ready for its intended use. The Company ceased capitalization of certain costs to the refinery project at this date and recognized one month’s results from sales, related costs of sales and operating expenses and administrative and general expenses in the statement of operations for the year ended December 31, 2004.

As disclosed in note 2(h) in the consolidated financial statements, operations commenced on January 1, 2005 under Canadian GAAP. Therefore, the Company continued to capitalize December 2004’s results to the refinery project. Due to the difference in the cost basis of the refinery, the depreciation expense recorded under U.S. GAAP differs from that recorded under Canadian GAAP during 2005.

In the prior year, in addition to recognizing December 2004’s results in the statement of operations, one month of depreciation expense was also recorded under U.S. GAAP for the refinery during 2004. The useful life for the refinery under U.S. GAAP is the same as that disclosed under Canadian GAAP in note 2(h) in the consolidated financial statements.

(2)	Derivative instruments and hedging

The Company accounts for derivatives and hedging activities in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended (“SFAS No. 133”), which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

The Company elected not to adopt the FASB’s optional hedge accounting provisions when SFAS No. 133 became effective on January 1, 2001. Accordingly unrealized gains and losses resulting from the valuation of derivatives at fair value arising during the year ended December 31, 2003 were recognized in income as the gains and losses arose under U.S. GAAP. Under Canadian GAAP for these years, the Company continued to recognize the gains and losses on derivative contracts designated as hedges concurrently with the recognition of the transactions being hedged.

The Canadian Institute of Chartered Accountants issued Accounting Guideline 13 “Hedging Relationships” (“AcG-13”), which became effective January 1, 2004. This guideline was issued to align certain accounting principles under Canadian GAAP with SFAS No. 133, including hedge documentation and assessing hedge effectiveness. The Company adopted the hedge accounting provisions in AcG-13 and SFAS No. 133 in respect of the commodity forward contracts it transacted beginning in July 2004. Under Canadian GAAP, the Company includes hedges which are unsettled at period end in current liabilities based on a marked to market calculation. Under SFAS No. 133 the marked to market amount for the unsettled hedges is included in other comprehensive income to the extent that they are effective. The ineffective portion is expensed. Details of the hedge accounting is disclosed in notes 2(f) and 6 in the consolidated financial statements of the Company for the year ended December 31, 2005.

InterOil Corporation
Notes to Consolidated Financial Statements (Expressed in United States dollars)

24. Reconciliation to accounting principles generally accepted in the United States (cont’d)
(3)	Income tax effect of adjustments

The income tax effect of U.S. GAAP adjustments was a reduction to the future tax asset of $1,497,267 for the year ended December 31, 2005 due to a decrease in the loss carryforwards. A corresponding decrease in the valuation allowance was recorded. No income tax expense was recorded in the years ended December 31, 2005, 2004 and 2003 due to the tax holiday period in PNG through five years after the refinery commences operations.

(4)	Stock based compensation

FASB Statement No. 123, “Accounting for Stock-based Compensation” (“SFAS No. 123”), establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees.

Prior and during the year ended December 31, 2003, the Company issued options to non-employees that were direct awards of stock or that called for settlement by the issuance of equity instruments using the fair value method. The Company followed the provisions of the Canadian Institute of Chartered Accountants in Handbook Section 3870, “Stock-based compensation and other stock-based payments” (“CICA 3870”), which resulted in recognition of compensation expense for stock options issued to non-employees under Canadian GAAP on a basis consistent with the requirements of SFAS No. 123.

As permitted under SFAS No. 123, the Company also issued options to employees that were direct awards of stock using the intrinsic value method, which is provided for in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Where options were granted with exercise prices equal to the market price when the options were granted, no compensation expense was recorded at the time of the option grants. Had compensation cost for the Company’s stock options been determined based on the fair market value at the grant dates of the awards, and amortized on a straight-line basis, consistent with methodology prescribed by SFAS No. 123, the Company’s net income and net income per share for the years ended December 31, 2003 would have been the pro forma amounts indicated as follows:

Year ended
December 31, 2003

Net income in accordance with U.S. GAAP	4,435,965
Pro forma stock based compensation	(530,794)

Pro forma net income	3,905,171

Earnings per share as reported
Basic	0.20
Diluted	0.18
Pro forma earnings per share
Basic	0.17
Diluted	0.16

The fair values of all common share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of options granted during the year and the assumptions used in their determination are the same as note 20 to the consolidated financial statements.

At January 1, 2004, the Company adopted the provisions of CICA 3870 in respect of the employee stock-based awards, which resulted in recognition of compensation expense for such awards under Canadian GAAP on a basis consistent with the fair value provisions of SFAS No. 123. As disclosed in note 2(n) to the consolidated financial statements, the Company retroactively applied the fair value method to all employee stock options granted on or after January 1, 2002, without restatement to prior years.

InterOil Corporation
Notes to Consolidated Financial Statements (Expressed in United States dollars)

24. Reconciliation to accounting principles generally accepted in the United States (cont’d)
(4)	Stock based compensation (cont’d)

This is not consistent with the modified prospective transition method allowed for a voluntary change to the fair value method under FASB Statement No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS No. 148”). The modified prospective method requires retroactive consideration of all employee stock awards granted, modified or settled on or after January 1, 1995. The Company did not adjust for this GAAP difference as there were no options granted, modified or settled between January 1, 1995 and January 1, 2002 that would have materially impacted net income for the years ended December 31, 2005, 2004 and 2003.

The cumulative effect of this change in accounting principle of $737,650 was recorded to opening accumulated deficit under Canadian GAAP. This is required to be disclosed as a cumulative change in accounting principle in the statement of operations under U.S. GAAP.

(5)	Debt conversion expense

As disclosed in note 21 in the consolidated financial statements, 100% of the convertible debentures were converted before December 31, 2004. The Company issued an additional 180,000 shares to induce conversion before the end of the year. Under Canadian GAAP, the fair value of these shares was recorded as an increase in share capital of $6,976,800 with offsetting adjustments to retained earnings of $6,899,211 and a conversion expense of $77,589.

FASB Statement No. 84, “Induced Conversions of Convertible Debt” requires an expense to be recorded when convertible debt is converted under an inducement. The Company recognized the entire fair value of the inducement shares of $6,976,800 as a conversion expense under U.S. GAAP.

(6)	Indirect participation interest

As disclosed in note 17 in the consolidated financial statements, the company entered into an indirect participation interest agreement in exchange for proceeds of $125,000,000. Under Canadian GAAP, this amount was apportioned between non financial liabilities and equity.

EITF 00-19 “Accounting for derivatives indexed to and potentially settled in a company’s own stock” requires the conversion options to be treated as a current liability. As a result, the conversion options should be adjusted to their fair market value on the reporting date. As such the company has recognised a gain on the revaluation of conversion options totalling $4,279,284 at December 31, 2005.

Under Canadian GAAP, the company split $8,138,742 of transaction costs relating to the indirect participation interest agreement between the indirect participation interest liability ($6,364,523) and the conversion options ($1,774,219). Under US GAAP the full amount of $8,138,742 has been allocated to the indirect participation interest liability.

(7)	Non controlling interest

The non-controlling interest movements are the result of the US GAAP adjustments relating to the midstream operations described in points 1 to 4 above.
Acquisition of InterOil Products Limited (“IPL”)
The following summary unaudited pro forma condensed consolidated financial information for the twelve month periods ended December 31, 2004 and 2003 shows the estimated pro forma impact on the Company’s consolidated financial statements of the acquisition of IPL as of April 28, 2004. Refer to note 13 of the consolidated financial statements.
This pro forma information is based on management’s current estimates of, and good faith assumptions regarding, the adjustments arising from the transactions described above. The pro forma adjustments are based on currently available information and actual adjustments could differ materially from current estimates.
The pro forma information does not purport to represent what the financial position and results of operations would actually have been had the acquisition of IPL been consummated on the dates indicated or to project the financial position of any future date of operations of any future period.

InterOil Corporation
Notes to Consolidated Financial Statements (Expressed in United States dollars)

24. Reconciliation to accounting principles generally accepted in the United States (cont’d)
Acquisition of InterOil Products Limited (“IPL”)
The following pro forma statements of earnings for the years ended December 31, 2004 and 2003 give effect to the acquisition of IPL as if it had occurred on January 1, 2003.

	InterOil	IPL (1)	Pro forma
Twelve months ended December 31, 2004	(audited)	(unaudited)	(unaudited)

Sales and operating revenue — Canadian GAAP	70,644,486	27,317,000	97,961,486
Sales and operating revenue — US GAAP	121,974,268	27,317,000	149,291,268
Net profit/(loss) — Canadian GAAP	(52,939,881)	2,350,000	(50,589,881)

Net profit/(loss) — U.S. GAAP	(75,307,371)	2,350,000	(72,957,371)

Basic loss per share (cents per share)
Canadian GAAP (2)	(208)		(199)
U.S. GAAP (3)	(297)		(287)
Diluted loss per share (cents per share)
Canadian GAAP (2)	(208)		(199)
U.S. GAAP (3)	(297)		(287)

	InterOil	IPL (1)	Pro forma
Twelve months ended December 31, 2003	(audited)	(unaudited)	(unaudited)

Sales and operating revenue — Canadian and U.S. GAAP	—	69,897,000	69,897,000
Net profit/(loss) — Canadian GAAP	(3,517,569)	6,474,000	2,956,431

Net profit — U.S. GAAP	4,435,965	6,474,000	10,909,965

Basic earnings/(loss) per share (cents per share)
Canadian GAAP (2)	(15)		14
U.S. GAAP (3)	20		49
Diluted earnings/(loss) per share (cents per share)
Canadian GAAP (2)	(15)		13
U.S. GAAP (3)	18		45

(1)	Financial data for the year ended December 31, 2004 represents results for the period from January 1, 2004 to April 28, 2004, the effective date the Company gained control of IPL, and is derived from the unaudited management accounts of IPL. Financial data for the year ended December 31, 2003 represents the actual results for the year ended December 31, 2003.

(2)	The weighted average number of shares used in the earnings per share information is consistent with that used under Canadian GAAP for the respective periods.

(3)	The weighted average number of shares used in the earnings per share information is consistent with that used under U.S. GAAP for the respective periods.

InterOil Corporation
Notes to Consolidated Financial Statements (Expressed in United States dollars)

24. Reconciliation to accounting principles generally accepted in the United States (cont’d)
Recent Accounting Pronouncements
Accounting for inventory costs
In November 2004, the FASB issued FAS 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and waste materials as they relate to inventory costing. FAS 151 requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the application of FAS 151 will have a material impact on the financial statements.
Accounting for exchanges of nonmonetary assets
In December 2004, the FASB issued FAS 153, which deals with the accounting for the exchanges of nonmonetary assets. FAS 153 is an amendment of APB Opinion 29. APB Opinion 29 requires that exchanges of nonmonetary assets should be based on the fair value of the assets exchanged. FAS 153 amends APB Opinion 29 to eliminate the exception from using fair market value for nonmonetary exchanges of similar productive assets and introduces a broader exception for exchanges of nonmonetary assets that do not have commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the application of FAS 153 will have a material impact on the financial statements.
Accounting changes and error corrections
In May 2005, the FASB issued FAS 154, which deals with all voluntary changes in accounting principles and changes required by an accounting pronouncement if that pronouncement does not include specific transition provisions. FAS 154 replaces APB Opinion 20 “Accounting Changes” and FAS 3 “Reporting Accounting Changes in Interim Financial Statements”. This Statement requires retrospective application of a change in accounting principle to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change, in which case the change in principle is applied as if it were adopted prospectively from the earliest date practicable. Corrections of an error require adjusting previously issued financial statements. FAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

March 31, 2006
Management’s Discussion and Analysis
The following Management’s Discussion and Analysis (MD&A), dated March 31, 2006, was prepared by the management of InterOil with respect to our financial performance for the periods covered by the related audited annual financial statements, along with a detailed analysis of our financial position and prospects. The information in this MD&A was approved by our Audit Committee on behalf of our Board of Directors on March 31, 2006 and incorporates all relevant considerations to that date. This MD&A should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2005. Our financial statements and the financial information contained in the MD&A have been prepared in accordance with generally accepted accounting principles in Canada and are presented in United States dollars. References to “we,” “us,” “our,” and “InterOil” refer to InterOil Corporation and its subsidiaries.
Overview
Our goal continues to be the development of a vertically-integrated energy company whose focus is on operations in Papua New Guinea and the surrounding region. Our strategy is to continue conducting oil and gas exploration operations in Papua New Guinea, operating our refinery and marketing the refined products it produces, and operating our wholesale and retail distribution business for refined petroleum products in Papua New Guinea. Our operations are organized into three major business segments:
•	Exploration and Production. Our upstream business segment explores for oil and natural gas in Papua New Guinea.

•	Refining and Marketing. Our midstream business segment operates our refinery in Papua New Guinea and markets the refined products it produces both domestically in Papua New Guinea and for export.

•	Wholesale and Retail Distribution. Our downstream business segment is engaged in the wholesale and retail distribution of refined products in Papua New Guinea.
Summary of Annual Results
The following table summarizes selected consolidated information for the years ended December 31, 2005, 2004 and 2003:

Summary Annual Results	Years ended December 31,
($ thousands)	2005	2004	2003
Total revenue	483,540	71,223	259
Sales and operating revenues	481,181	70,644	—
Cash flows used in operations	(22,713)	(79,767)	(3,519)
Net loss (1)	(39,282)	(52,940)	(3,518)
Net loss per share	(1.36)	(2.09)	(0.16)
Net loss per diluted share	(1.36)	(2.09)	(0.16)
Total assets	429,557	385,842	260,340
Long term debt	112,273	87,472	90,600
Cash dividends declared per share	—	—	—

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(1)	We did not have any discontinued operations or extraordinary items during the periods covered by this table.
Our refinery achieved practical completion in January 2005 and we generated our first operational income from our refining and marketing business segment during 2005. Our wholesale retail and distribution business segment continued to expand its business throughout the year. While our consolidated financial performance resulted in a loss in 2005, our wholesale retail and distribution business remained profitable during 2005 and generated a net income of $6.1 million.
Our refinery recognized revenues of $436 million in its first year of operations. During 2005, we initiated several optimization initiatives that we believe will allow our refinery to meet its earnings targets in the future. These initiatives included:
•	the processing of eight different crude feedstocks to determine which crude feedstocks our refinery can most profitably process;

•	a full review of operational procedures and the implementation of changes to procedures that were identified as capable of improving our refinery’s efficiency; and

•	an analysis of equipment modifications that would support our ongoing optimization efforts.
Our crude selection and optimization efforts are focused on increasing our refinery’s gross margin by:
•	reducing the net amount of low margin naphtha and low sulfur waxy residue that we sell.

•	improving the percentage of higher margin products, jet fuel, diesel and gasoline, which our refinery produces per barrel of crude feedstock processed.
Our crude selection and optimization efforts are attempting to achieve our goal of improving our gross margin by allowing us to determine which crude feedstocks will produce a lower percentage of naphtha and low sulfur waxy residue in relation to other more profitable products and by making changes to our refinery’s equipment to permit us to use these lower margin products for internal power generation needs in lieu of diesel. Our crude selection and other optimization efforts are an ongoing part of our refinery start-up process. Although we will continue to evaluate additional crude feedstocks, we have identified crude feedstocks that we believe will allow us to achieve our target mix of refined products. Our current optimization initiatives are scheduled to be completed during mid 2006.
In addition to our optimization plans, we also have an ongoing long-term effort to expand our operations into profitable export markets for our refined products. We believe that we will be able to increase the amount of crude feedstock that we process daily, referred to as throughput, as a result of our refinery optimization efforts and our expansion into a viable regional export market. Upon completion of these initiatives, our refining and marketing business segment’s ability to operate profitably should be materially improved.
In February 2005, we raised $125 million pursuant to an indirect participation interest agreement whereby the investors have the right to a 25% working interest in any discoveries made in connection with the eight wells to be drilled under this agreement. The amounts acquired under this agreement are being used to fund an eight well exploration program in Papua New Guinea. We drilled the first two exploration wells under this program during 2005 and plan to drill the remaining six wells we are obligated to drill under the indirect participation interest agreement before year-end 2007. Our first two exploration wells under this new program were unsuccessful, but we believe that the extensive seismic acquisition and airborne gravity and magnetic surveys conducted during 2005 and being continued into 2006 will lead to enhanced prospect selection. In February 2006, we began drilling our third exploration well under this exploration program, Elk-1. This well will be the first well drilled using our new purpose built heli-portable drilling rig. We believe that owning our own rig will protect us from cost overruns in a market where drilling rig costs are increasing.

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Business Environment
Risk Factors
Our financial results are significantly influenced by the business environment in which we operate. A summary of the various risks can be found under the heading “Risk Factors” in our 2005 Annual Information Form dated March 31, 2006 available at www.sedar.com.
Forward-looking statements
This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for expanding our business segments, business strategy, plans and objectives for future operations, future capital and other expenditures, and those statements preceded by, followed by or that otherwise include the words “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates” or similar expressions or variations on such expressions. Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause our actual results to differ materially from any results expressed or implied by our forward-looking statements. These risks and uncertainties include, but are not limited to:
•	our lack of a substantial operating history;

•	the ability of our refinery to operate at full capacity and to operate profitability;

•	our ability to market refinery output;

•	uncertainty involving the geology of oil and gas deposits and reserve estimates;

•	the results of our exploration program and our ability to transport crude oil and natural gas to markets;

•	delays and changes in plans with respect to exploration or development projects or capital expenditures;

•	political, legal and economic risks related to Papua New Guinea;

•	our dependence on exclusive relationships with our suppliers and customers;

•	our ability to obtain necessary licenses, permits and other approvals;

•	the impact of competition;

•	the enforceability of your legal rights;

•	the volatility of prices for crude oil and refined products, and the volatility of the difference between our purchase price for oil feedstocks and the sales price of our refined products;

•	adverse weather, explosions, fires, natural disasters and other operating risks and hazards, some of which may not be insured;

•	the uncertainty of our ability to attract capital;

•	covenants in our financing and other agreements that may limit our ability to engage in business activities, raise additional financing or respond to changes in markets or competition; and

•	the risks described under the heading “Risk Factors” in our 2005 Annual Information Form dated March 31, 2006.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our 2005 Annual Information Form dated March 31, 2006 and elsewhere in this MD&A. Except as may be required by applicable law, we undertake no obligation to publicly update or advise of any change in any forward-looking statement, whether as a result of new information, future events or otherwise. In making these statements, we disclaim any obligation to address or update each factor in future filings with Canadian securities regulatory authorities or the U.S. Securities and Exchange Commission, or communications regarding our business or results, and we do not undertake to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. In addition, any of the matters discussed above may have affected our past results and may affect future results so that our actual results may differ materially from those expressed in this MD&A and in prior or subsequent communications.
Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.
Results of Operations

Summary Annual Results	Years ended December 31,
($ thousands)	2005	2004	2003
Total revenue	483,540	71,223	259
Upstream	—	—	—
Midstream	436,421	26,310	—
Downstream	124,860	62,899	—
Corporate & Consolidated	(77,741)	(17,986)	259
Cost of sales and operating expenses	467,247	65,345	—
Upstream	—	—	—
Midstream	436,491	27,686	—
Downstream	110,857	53,159	—
Corporate & Consolidated	(80,101)	(15,500)	—
Revenue less cost of sales and operating expenses	16,293	5,878	259
Upstream	—	—	—
Midstream	(70)	(1,376)	—
Downstream	14,003	9,740	—
Corporate & Consolidated	2,360	(2,486)	259
Office and administration and other expenses	23,296	14,701	3,420
Upstream	1,738	1,649	521
Midstream	10,639	3,133	222
Downstream	4,726	3,147	25
Corporate & Consolidated	6,193	6,772	2,652
Exploration costs (impairment and accretion expense)	7,791	38,470	165
Earnings before interest, taxes, depreciation and amortization (unaudited) (1)	(14,794)	(47,293)	(3,326)
Upstream	(9,530)	(40,119)	(686)
Midstream	(10,708)	(4,509)	(222)
Downstream	9,278	6,593	(25)
Corporate & Consolidated	(3,834)	(9,258)	(2,393)
Interest expense	10,987	3,203	105
Upstream	—	5	—
Midstream	10,162	844	—
Downstream	225	455	—
Corporate & Consolidated	600	1,899	105
Income taxes & non-controlling interest	2,464	1,805	14
Upstream	—	—	—
Midstream	—	—	—
Downstream	2,756	1,900	—
Corporate & Consolidated	(292)	(95)	14
Depreciation & amortization	11,037	639	73
Upstream	314	13	10
Midstream	10,598	312	8
Downstream	205	224	—
Corporate & Consolidated	(80)	90	55
Net income/(loss) per segment	(39,282)	(52,940)	(3,518)
Upstream	(9,844)	(40,137)	(696)
Midstream	(31,468)	(5,665)	(230)
Downstream	6,092	4,014	(25)
Corporate & Consolidated	(4,062)	(11,152)	(2,567)
Net loss per share	(1.36)	(2.09)	(0.16)
Net loss per diluted share	(1.36)	(2.09)	(0.16)
Total assets	429,557	385,842	260,340
Long term debt	112,273	87,472	90,600

(1)	Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income (loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. For a reconciliation of net income (loss), a Canadian generally accepted accounting principles measure, to EBITDA, a non-GAAP measure, see “Non-GAAP Measures.”

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Upstream—Exploration and Production
Year Ended December 31, 2005 compared to Year Ended December 31, 2004
Our exploration and production business segment recognized a loss of $9.8 million for the year ended December 31, 2005 compared to a loss of $40.1 million for the year ended December 31, 2004. The primary reason for the reduction in losses during 2005 was the treatment of exploration and production costs incurred under our $125 million indirect participation interest agreement which is described below.
The following table shows the results for our exploration and production business segment for the years ended December 31, 2005 and 2004:

Upstream — Operating results	Years ended December 31,
($ thousands)	2005	2004
External sales	—	—
Inter-segment revenue	—	—
Total segment revenue	—	—
Cost of sales and operating expenses	—	—
Office and administration and other expenses	1,738	1,649
Geological and geophysical expenses	—	2,903
Depreciation and amortization	314	13
Exploration impairment	2,144	35,567
Accretion expense	5,647	—
Interest expense	—	5

Loss from ordinary activities before income taxes	(9,844)	(40,137)

Income tax expenses	—	—
Total net loss	(9,844)	(40,137)
Revenues
As of December 31, 2005, we have not discovered any oil or gas reserves that are deemed to be proved, probable or possible and; therefore, we have not generated any operational revenues from our upstream business segment.
Expenses
During 2005, all exploration costs incurred as a result of obligations under our $125 million indirect participation interest agreement were paid for by our indirect participation investors and have therefore not been recognized as expenses. During 2005, $11.0 million in geological and geophysical costs, $20.8 million in drilling costs, and $6.4 million in finance and transaction costs were incurred.
Expenses decreased to $9.8 million for the twelve months ended December 31, 2005 from $40.1 million during the same period in 2004. The majority of this decrease is a result of $38.2 million in expenses being credited against the indirect participation interest liability rather than being recognized as an expense as discussed above. We incurred $5.6 million in accretion expense related to the amortization of the discount calculated on the non-financial liability component of the indirect participation interest during 2005. During the year ended December 31, 2004, we recognized $35.6 million in expenses for unsuccessful exploration wells and $2.9 million in geological and geophysical expenses.
Depreciation expense for the year ended December 31, 2005 increased compared to 2004 due to the acquisition of our drilling rig and the completion of our exploration and production offices and warehouse facilities adjacent to our refinery. Depreciation of these new assets commenced during the fourth quarter of 2005.

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Midstream—Refining and Marketing
Year Ended December 31, 2005 compared to Year Ended December 31, 2004
Our refinery commenced operations in the first quarter of 2005. For the year ended December 31, 2005, the operations start-up year of our refinery, our refining and marketing business segment recognized a loss of $31.5 million compared with a loss of $5.7 million for the year ended December 31, 2004. Prior to January 2005, we were still constructing and commissioning our refinery. The costs associated with the construction and commissioning of our refinery were capitalized rather than expensed. As a result of our refinery not having any operations in 2004, our 2004 and 2005 operating results are not comparable.
The following table shows the results for our refining and marketing business segment for the years ended December 31, 2005 and 2004:

Midstream — Operating results	Years ended December 31,
($ thousands)	2005	2004
External sales	356,327	26,310
Inter-segment revenue	80,094	—
Total segment revenue	436,421	26,310
Cost of sales and operating expenses	436,491	27,686
Office and administration and other expenses	10,639	3,133
Earnings before interest, taxes, depreciation and amortization (1) (unaudited)	(10,708)	(4,509)
Depreciation and amortization	10,597	312
Interest expense	10,162	844

Loss from ordinary activities before income taxes	(31,468)	(5,665)

Income tax expenses	—	—
Total net loss	(31,468)	(5,665)

(1)	Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income (loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. For a reconciliation of net income (loss), a Canadian generally accepted accounting principles measure, to EBITDA, a non-GAAP measure, see “Non-GAAP Measures.”
Revenues
We generated revenues of $436.4 million during the twelve month period ended December 31, 2005. The increase in revenues during the year ended December 31, 2005 compared to 2004 is related to the fact that we began generating operational income from the sale of refined products for the first time during the first quarter of 2005. Our revenue of $26.3 million during the year ended December 31, 2004 was from the sale of a crude cargo in the third quarter of 2004 that our refinery was not ready to accept.
The primary products produced by our refinery are jet fuel and diesel (commonly referred to as middle distillates), gasoline, naphtha and low sulfur waxy residue. Our refinery’s reformer is able to convert a portion of the naphtha produced by our crude distillation unit into reformate which is then blended to produce gasoline. Currently, jet fuel, diesel and gasoline are the primary products that we produce for the Papua New Guinea market. Due to the lack of a local market in Papua New Guinea, the excess naphtha and low sulfur waxy residue is sold in export markets. We believe that the three primary factors that limited our ability to profitably export our products during 2005 were our geographical position, our limited access to regional markets, and our limited storage capacity for refined products. We believe that our location and size may provide competitive advantages if we supply refined products to the small and fragmented South Pacific

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regional markets. We are currently seeking to expand our exports to these regional markets in order to support an increase in the throughput of our refinery.
Revenues from our refining operations were adversely affected by our inability to operate our refinery for a period of 12 days during March 2005 and 14 days in November 2005 as a result of a shortage of crude feedstocks that were caused by the closure of the Kumul loading platform in Papua New Guinea and production disruptions affecting our crude supply. These shortages, which were beyond our control, resulted in shut-downs that reduced our throughputs during the first and fourth quarters of 2005. During the fourth quarter, we processed a new crude feedstock that did not perform as originally expected and produced a poor yield of higher margin refined products. These crude disruptions and poor crude feedstock were significant factors in the loss recognized by our midstream business segment during 2005.
We believe that the crude selection and refinery optimization efforts will improve our revenues and profitability going forward. Our ongoing crude selection efforts have increased the percentage of middle distillates produced by our refinery in relation to the amount of naphtha and low sulfur waxy residue produced. The amount of middle distillates and gasoline produced per barrel of crude feedstock increased by approximately 87% during the fourth quarter of 2005 compared to the third quarter of 2004, the first quarter during which any crude oil was processed by our refinery. The reduction in the amount of naphtha and low sulfur waxy residue being produced has reduced the amount of products we are required to export as a percentage of revenues from approximately 48% during the first quarter of 2005 to approximately 25% during the fourth quarter of 2005. We believe this reduction in these exports will improve our overall operating margins since exports of naphtha and low sulfur waxy residue result in negative product margins. The completion of our optimization efforts during 2006 should further increase our refinery’s profitability by increasing the internal use of low sulfur waxy residue for power generation and increasing the amount of diesel that may be sold.
Cost of Sales and Operating Expenses
Costs of sales and operating expenses were $436.5 million during the year ended December 31, 2005. The increase in costs of sales and operating expenses during year ended December 31, 2005 compared to 2004 is primarily related to the fact that we did not begin generating operational income from the sale of refined products until the first quarter of 2005. Our costs of sales and operating of $27.7 million during the year ended December 31, 2004 was from the purchase a crude cargo in that the third quarter of 2004 that we were required to sell because our refinery was not ready to accept it.
Our cost of sales was materially adversely impacted by the closure of the Kumul loading platform in Papua New Guinea during the first quarter 2005. This event necessitated a prompt purchase of an alternative crude cargo and the procurement of a diesel cargo to assure scheduled product delivery obligations were not adversely impacted. The purchase of these two cargoes on short-term notice resulted in higher costs than we would have incurred if the Kumul loading platform had remained open.
Office and Administration and Other Expenses
Office and administration expenses were $10.6 million for the year ended December 31, 2005 compared to $3.1 million during 2004. The increase is primarily due to the refinery commencing full operations in 2005.
Crude Prices
Revenues from our refining and marketing business segment are derived from the sale of refined products. The prices for refined products and the crude feedstocks used to produce those products are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase and processing of a crude feedstock and the sale of finished products to the various markets. We enter into derivative instruments to reduce the risks of changes in the relative prices of our crude feedstocks and refined products as a result of timing differences in the purchase of crude feedstocks and the sale of refined products. While these hedging activities have materially reduced our exposure to changes in crude oil prices, we are still exposed to some risks.

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The price of Tapis crude oil, as quoted by the Asian Petroleum Price Index (APPI), is a benchmark for setting crude prices within the region where we operate and is used by us when we purchase crude feedstock for our refinery. The price of APPI Tapis increased significantly through the nine month period ended September 30, 2005 before easing in the fourth quarter of 2005. APPI Tapis opened at $38.18 per barrel on January 1, 2005, peaked at $70.64 per barrel on September 22, 2005 and closed at $58.16 per barrel on December 29, 2005. The average APPI Tapis price was $50.30 per barrel for the first quarter 2005, $54.27 per barrel for the second quarter of 2005, $64.65 per barrel for the third quarter of 2005 and $59.19 per barrel for the fourth quarter. Generally, refineries achieve increased margins on refined products in a rising oil price environment and decreased margins in a falling oil price environment. The following chart shows the price of Tapis crude for year ended December 31, 2005, as reported by the APPI.
Market Pricing
The crack spread of a refined petroleum product refers to the difference between the price of such product and the price of the crude feedstock used to make such products. During 2005, unprecedented demand for diesel and jet fuels resulted in increased prices and margins for these products and has driven refineries worldwide to maximize the production of these products. As a result, incrementally more naphtha and low sulfur waxy residue in the case of hydro-skimming refineries such as ours, is produced. Because there has not been the same increase in demand for naphtha and low sulfur waxy residue as there has been for middle distillates, the margin for these products has, subject to short-term fluctuations, generally decreased. This decrease in margins for naphtha and low sulfur waxy residue partially offsets the increased margins expected from middle distillates.
The benchmark price for refined products in the region we operate is the average spot price quotations for refined products from Singapore reported by Platts. This benchmark is commonly referred to as the MOPS price for the relevant refined product. The following table is based on information obtained from APPI and Platts Global Alert service and shows the crack spread, or margin, between the benchmark crude for our feedstock, Tapis, and the relevant MOPS refined product benchmark. The actual prices we pay for our crude feedstock and receive for our refined product will differ from, but will be generally be related to, the Tapis and MOPS benchmarks.

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The impact of hurricanes Katrina and Rita in the Gulf of Mexico in August and September 2005 contributed to the increase in middle distillate and gasoline crack spreads, and also in the price per barrel of crude feedstocks during the third quarter of 2005. Price movements improved our revenues on Papua New Guinea domestic sales of middle distillates and gasoline during the fourth quarter of 2005. However, our overall margins on refined products decreased during the fourth quarter of 2005 due to higher prices paid for crude feedstock procured towards the end of the third quarter and early in fourth quarter of 2005. We believe that our hedging programs that were enhanced in late 2005 will reduce our exposure to the risks associated with these price movements in the future.
Sales of naphtha and low sulfur waxy residue in the third and fourth quarters of 2005 were significantly affected by the impact on commodities prices resulting from the hurricanes in the Gulf of Mexico in the third quarter of 2005. The higher pricing of naphtha and low sulfur waxy residue in the month of September 2005 resulted in better than average returns on naphtha and low sulfur waxy residue sales during the third quarter of 2005. The improved pricing during the third quarter of 2005 was offset by increased prices paid for crude feedstock in the third quarter of 2005 and the decrease in the prices of naphtha and low sulfur waxy residue in the fourth quarter of 2005.
Production Slate, Optimization of Crude Diet & Run Rates
During 2005, the first year of operations for our refinery, eight different crude feedstocks, including the PNG Kutubu crude, were processed and evaluated as part of our crude selection program. This program was initiated to determine the types of crude feedstocks that could have the most beneficial impact on our refining margins as we transition from our start-up phase to regular operations. Five of these different crude feedstocks were processed in the third and fourth quarters of 2005. This process has provided us with valuable operational data to continue the ongoing optimization of our refinery. While we will continue to identify and evaluate new crude feedstocks as part of our crude optimization initiatives aimed at improving the yield of our more profitable products, we have now identified a number of crude feedstocks and crude blends for our refinery that we expect will meet our production targets and which we intend to utilize, to the extent available, during 2006.
The mix of refined products produced by a refinery is referred to as its production slate. The following chart shows the progressive improvement in the middle distillate and gasoline yield due to changes in the crude feedstocks processed and improvements to operational procedures since the start-up of our refinery in 2004. Our basic objective was and continues to be to maximize the amount of higher margin middle distillates and

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gasoline produced per barrel of crude feedstock used at the expense of the relatively lower margin products, consisting of naphtha and low sulfur wax residue. Our target yield is subject to the prevailing demand for various refined products, the availability and cost of alternative crude feedstocks, projected product margins and logistics at the time of production.
As illustrated in the chart below, middle distillate and gasoline yields increased significantly since the third quarter of 2004. The fluctuations in gasoline production are primarily a result of our ability to reform enough naphtha into gasoline to fulfill all of the demand for Papua New Guinea’s domestic market while operating our reformer on a part-time basis.
Middle Distillates and Gasoline Production Slate
Naphtha and Low Sulfur Waxy Residue (LSWR) Production
The following chart shows the decrease in the net production of low sulfur waxy residue and naphtha since the start-up of our refinery. Our operational focus will be to continue to attempt to increase gasoline sales and to reduce the volume of low sulfur waxy residue produced per barrel of crude feedstock. We are able to produce more gasoline than is needed to service the domestic market in Papua New Guinea and believe we will be able to produce sufficient quantities to service the regional export market’s demand for gasoline once we expand into that market. Increased gasoline sales will result in a proportionally lower volume of naphtha since naphtha is used in the production of gasoline. The increased net naphtha production in third quarter 2005 is primarily as a result of decreased reforming activities as discussed in the preceding paragraph. We were generally able to decrease the production of low sulfur waxy residue throughout the year. The production of low sulfur waxy residue in the fourth quarter of 2005 was impacted by the testing of a crude feedstock that generated a poor production slate. We expect the low sulfur waxy residue production to decrease during 2006.

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Naphtha and Low Sulfur Waxy Residue Production
Refinery Throughput
Our refinery is rated to process up to 32,500 barrels of oil per day using Kutubu crude as the feedstock and established a peak rate of 34,500 barrels of oil per day during testing using Kutubu crude. During 2005, we processed a total of approximately 7.4 million barrels of crude feedstock. Our current optimization efforts are intended to further increase our daily throughput capacity while maintaining a production slate that produces a high percentage of middle distillates and gasoline. Depending on the type of crude feedstock used and prevailing domestic product demand, we are able to fulfill the domestic market in Papua New Guinea’s demand for our products by refining approximately 16,000 to 22,000 barrels of crude feedstock a day. While we are still in the process of expanding our exports into the regional export markets discussed above, we are focusing on minimizing the amount of crude feedstocks processed by our refinery. With the exception of the start up period, the amount of crude feedstock processed by our refinery has decreased over time due to our operational focus on optimizing crude feedstocks such that we process feedstocks with high middle distillate yield to meet Papua New Guinea’s domestic demand for diesel, jet fuel and gasoline, while reducing the amount of naphtha and low sulfur waxy residue we are required to export at a negative margin. During 2006 and 2007, we will focus on securing exports to the Pacific Island regional market to which we believe we can profitably export our products. Securing these export markets will permit us to increase our product output and maximize the use of our refining assets.
The previously discussed shut-downs of our refinery in March and November as a result of shortages of crude feedstocks that were beyond our control reduced our throughputs during the first and fourth quarters of 2005.

InterOil Corporation Page 12 of 29

The following chart illustrates the decrease in throughput since the start-up of our refinery:
Refinery Throughput
Commodity Derivatives
From time to time, we enter into derivative instruments to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. The derivatives reduce our exposure to the timing differences inherent in our purchase of crude feedstocks and the sale of refined products produced using such feedstocks and to fluctuations in refining margins on the volumes hedged. However, these derivatives limit the benefit we might otherwise have received from any increases in refining margins on the hedged volumes.
Our derivative activities resulted in a gain of $746,648 for the year ended December 31, 2005, including contracts that have been marked to market at year end. As a result of our derivative activities, for the year ended December 31, 2005 we have recognized a loss of $270,350 in our statement of operations and a gain of $1,016,998 has been included in the deferred hedge gain liability account in our consolidated balance sheet.
During 2005, we entered into hedges on the margins, or crack spreads, of diesel and jet fuel, some of which extend into 2006. As a result of changes in physical product sales, some of these hedges were closed out during the fourth quarter of 2005 for a net unrealized gain. These hedges were made to take advantage of high crack spreads and are intended to help secure margins on a portion of our sales. During 2005, we entered into various hedges intended to better match the timing of our purchase of crude feedstocks and the sale of refined products produced from those crude feedstocks.
During December 2005, we also initiated “trigger pricing” on part of a crude cargo with our crude supplier, BP Singapore, which, although not a derivative hedge, forms part of our risk management strategy to secure margin from sales of domestic products. Trigger pricing allows us, at our option, to purchase a portion of a crude cargo at a fixed price rather than unknown future prices. The fixed price we would receive upon making a trigger pricing election is generally similar to what can be achieved using derivative financial instruments on the date a trigger pricing election is made.

InterOil Corporation Page 13 of 29

Downstream—Wholesale and Retail Distribution
Year Ended December 31, 2005 compared to Year Ended December 31, 2004
Our wholesale and retail distribution business segment recognized after-tax net income of $6.1 million for the year ended December 31, 2005 compared to after-tax net income of $4.0 million for the year ended December 31, 2004. The primary reason for the increase in net income is due to the fact that we acquired our wholesale and retail distribution business segment on April 28, 2004 and only operated it for eight months during 2004.
The following table shows the results for our refining and marketing business segment for years ended December 31, 2005 and 2004:

Downstream — Operating results	Years ended December 31,
($thousands)	2005	2004
External sales	124,854	62,410
Inter-segment revenue	6	489
Total segment revenue	124,860	62,899
Cost of sales and operating expenses	110,857	53,159
Office and administration and other expenses	4,725	3,147
Depreciation and amortization	204	224
Interest expense	225	455
Net income from ordinary activities before income taxes	8,848	5,914
Income tax expenses	(2,756)	(1,900)
Total net income	6,092	4,014
Revenues
Total revenues for the year ended December 31, 2005 were $124.9 million compared with $62.4 million for the year ended December 31, 2004. Our revenues for the year ended December 31, 2004 include sales from April 29, 2004. The increase in sales and operating revenue for the year ended December 31, 2005 compared to the year ended December 31, 2004 is primarily the result of the additional period of operations during 2005. In addition, revenues increased as a result of a significant increase in product prices during 2005 as a result of the worldwide increase in crude prices. Revenues also increased as a result of an increase in the net volumes of refined products sold. The average quarterly volume of refined products sold by our wholesale and retail distribution business increased by 21% compared to the amount of refined products sold by the business during the quarter immediately prior to the acquisition date. Our downstream business sold 210 million liters of product during 2005, compared to 162 million liters of product in 2004. The average sales price of products sold per liter was $0.59 in 2005 compared to $0.38 for 2004.
Expenses
The main cost of sales and operating expenses is derived from either purchasing products from our refinery or importing products not produced at our refinery from other parties. Our refinery supplies 100% of our downstream business’ diesel, gasoline, and jet fuel requirements. Our downstream business segment will continue to import other fuels, such as fuel oil, and lubricant products as our refinery does not produce these products.
Costs of sales and operating expenses were $110.9 million during 2005 compared to $53.2 million during 2004. The increase in expenses is a result of the additional period of operations during 2005 and the average price of products sold per liter increasing from $0.33 during 2004 to $0.53 during 2005.

InterOil Corporation Page 14 of 29

Corporate and Consolidation
Year Ended December 31, 2005 compared to Year Ended December 31, 2004
The following table shows our corporate level expenses and our results on a consolidated basis for the years ended December 31, 2005 and 2004:

Corporate and consolidation	Years ended December 31,
($ thousands)	2005	2004
External sales—elimination	—	(18,075)
Inter-segment revenue elimination (1)	(80,101)	(489)
Interest revenue	1,831	382
Other unallocated revenue	528	196
Total segment revenue	(77,742)	(17,986)
Cost of sales and operating expenses elimination (1)	(80,101)	(15,500)
Office and administration and other expenses (2)	6,193	6,773
Depreciation and amortization (3)	(80)	90
Interest expense (4)	600	1,899
Loss from ordinary activities before income taxes	(4,354)	(11,248)
Income tax expenses	(76)	25
Non-controlling interest	368	70
Total net loss	(4,062)	(11,153)

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2)	Includes the elimination of inter-segment administration service fees.

(3)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(4)	Includes the elimination of interest accrued between segments.
Expenses
Our total corporate office and administration and other expenses were $6.2 million for the year ended December 31, 2005, compared to $6.8 million for the same year ended December 31, 2004. The decrease in expenses is primarily due to the administrative and legal costs incurred in connection with our issuance of debentures in 2004 which were not incurred in 2005. Interest expense decreased by $1.3 million for the year ended December 31, 2005 compared to the year ended December 31, 2004 as a result of the conversion of the debentures to equity in December 2004.

InterOil Corporation Page 15 of 29

Consolidated income taxes
The combined income tax expense in the consolidated statements of operations reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates). Differences for the years ended December 31, 2005 and 2004 were accounted for as follows:

Consolidated Income Taxes	Years ended December 31,
($ thousands)	2005	2004
Loss before income taxes and non controlling interest	(36,818)	(51,135)
Statutory income tax rate	35.10%	35.12%
Computed tax expense (benefit)	(12,923)	(17,959)
Effect on income tax of:
Non-deductible losses in foreign jurisdictions	2,835	2,274
Non-deductible stock compensation expense	586	425
Gains and losses on foreign exchange	269	59
Tax rate differential in foreign jurisdictions	1,224	(342)
Over provision for tax in prior years	(114)	(43)
Tax losses for which no future tax benefit has been recognized	9,845	2,696
Temporary differences for which no future tax benefit has been recognized	1,123	14,553
Temporary differences recognized on acquisition of subsidiary	(35)	(488)
Other—net	22	700
Income tax expense	2,832	1,875

InterOil Corporation Page 16 of 29

Summary of Quarterly Results
The following table and discussion in this section and the table containing quarterly financial information included under “Non-GAAP Measures” have been derived from our interim 2005 consolidated financial statements. These interim financial statements have not been subject to audit, review or any quarterly procedures in accordance with generally accepted auditing standards.
The following table summarizes financial information for the fourth quarter of 2005 and the preceding seven quarters:

Quarters ended	2005				2004
($ thousands, except per
share data) (unaudited)	Dec 31	Sept 30	June 30	Mar 31(1)	Dec 31	Sep 30(2)	Jun 30(3)	Mar 31
Sales and operating revenues	130,200	124,481	125,275	103,584	22,151	36,226	12,691	156
Upstream	—	—	—	—	—	—	—	—
Midstream	108,488	115,203	114,734	97,996	—	26,310	—	—
Downstream	43,741	27,470	30,062	23,588	39,811	10,134	12,954	—
Corporate & Consolidated	(22,029)	(18,192)	(19,521)	(18,000)	(17,660)	(218)	(264)	156
Earnings before interest, taxes, depreciation and amortization (4)	(7,848)	11,634	(13,812)	(4,769)	(40,306)	(3,534)	(1,856)	(1,597)
Upstream	(5,262)	6,105	(9,770)	(603)	(37,395)	(360)	(1,883)	(482)
Midstream	(6,470)	6,001	(6,778)	(3,461)	(2,684)	(1,538)	(205)	(82)
Downstream	3,673	2,527	2,448	629	3,441	1,734	1,451	(32)
Corporate & Consolidated	211	(2,999)	288	(1,334)	(3,668)	(3,370)	(1,219)	(1,001)
Net income (loss) per segment (5)	(14,207)	5,251	(19,972)	(10,354)	(43,856)	(4,917)	(2,522)	(1,645)
Upstream	(5,352)	5,890	(9,774)	(608)	(37,405)	(362)	(1,879)	(492)
Midstream	(11,887)	1,017	(12,155)	(8,443)	(3,840)	(1,400)	(334)	(91)
Downstream	2,515	1,465	1,857	255	2,347	761	938	(32)
Corporate & Consolidated	517	(3,121)	100	(1,558)	(4,960)	(3,916)	(1,247)	(1,030)
Net income (loss) per share (5)
Per share—Basic	(0.49)	0.18	(0.69)	(0.36)	(1.73)	(0.19)	(0.10)	(0.07)
Per share—Diluted	(0.49)	0.18	(0.69)	(0.36)	(1.73)	(0.19)	(0.10)	(0.07)

(1)	Practical completion of our refinery occurred in the first quarter of 2005. For quarterly comparative purposes as well as for the years ended December 2005 and the 2004, the commencement of refining operations should be taken into account when analyzing the respective financial statements. Refining operations on a progressive start-up basis commenced in the first quarter of 2005.

(2)	It was identified in the fourth quarter 2004 that the statement of operations for the quarter ending September 30, 2004 included sales and cost of sales of our refined products sold by our downstream business segment during the commissioning of our refinery. These sales and costs of sales were adjusted to plant and equipment in the fourth quarter of 2004. For comparative purposes, the September 30, 2004 amounts in the table include subsequent period adjustments of revenue ($11,336,839) and cost of sales ($9,397,373). The net impact of these adjustments has increased the net loss by $1,939,466.

(3)	We acquired our downstream business on April 28, 2004. For quarterly comparative purposes as well as for the years ended December 2005 and 2004, the date we acquired our downstream business segment should be taken into account when analyzing the respective financial statements.

(4)	Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income (loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. For a reconciliation of net income (loss), a Canadian generally accepted accounting principles measure, to EBITDA, a non-GAAP measure; see “Non-GAAP Measures” below.

(5)	We did not have any discontinued operations or extraordinary items during the periods covered by this table.

InterOil Corporation Page 17 of 29

Our consolidated net loss after tax for the quarter ended December 31, 2005 was $14.2 million compared to a loss of $43.8 million for the same period in 2004. Our consolidated net loss after tax decreased primarily because of a change in the treatment of our exploration impairment expenses as described under “—Upstream—Exploration and Production.”
During the fourth quarter of 2005, our revenues were reduced due to a drop in export sales related to our crude optimization efforts yielding a lower production of naphtha and low sulfur waxy residue and our net income was reduced due to:
•	the testing and processing of a new crude feedstock during the fourth quarter of 2005 which produced a poor yield; and

•	a reduction in throughput as a result of unplanned shutdowns due to delays in receiving crude feedstocks that were beyond our control;

•	increased prices for crude feedstocks acquired during the third and early in the fourth quarter of 2005 which were used to produce the refined products sold during the fourth quarter of 2005 and, consequently, reduced our refining margins; and

•	higher crude feedstock financing fees as a result of higher crude prices.
Net income from our downstream business segment was $2.5 million during the fourth quarter of 2005 compared to a net income of $2.0 million for the same period in 2004. The increase is primarily attributable to the general increase in refined product prices during 2005. The average sales price of products sold by our downstream business segment was $0.72 per liter during the fourth quarter of 2005, compared to $0.68 per liter during the fourth quarter of 2004. During the fourth quarter of 2005, the volume of products sold by our downstream business segment also increased slightly. Our downstream business segment sold 60.24 million liters of product during the fourth quarter of 2005, compared to 58.54 million liters of product during the fourth quarter of 2004.
The net loss for our upstream business segment of $5.4 million during the fourth quarter of 2005 compared to a loss of $37.4 million in the same quarter of 2004 is primarily due to drilling and related expenses incurred as a result of obligations under our indirect participation interest agreement having been paid for by our indirect participation investors. As a result, these amounts have not been recognized as expenses as they were during 2004. The majority of expenses during the fourth quarter of 2005 consisted of the accretion expense related to the amortization of the discount calculated on the non-financial portion of the indirect participation interest liability.

InterOil Corporation Page 18 of 29

Non-GAAP Measures
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income (loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. We believe that EBITDA provide shareholders with useful information with which to analyze and compare our operating performance with other companies in our industry. EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such.
The following tables reconcile net income (loss), a Canadian generally accepted accounting principles measure, to EBITDA, a non-GAAP measure.

Summary Annual Results (unaudited)	Years ended December 31,
($ thousands)	2005	2004	2003
Earnings before interest, taxes, depreciation and amortization (unaudited)	(14,794)	(47,293)	(3,326)
Upstream	(9,530)	(40,119)	(686)
Midstream	(10,708)	(4,509)	(222)
Downstream	9,278	6,593	(25)
Corporate & Consolidated	(3,834)	(9,258)	(2,393)
Subtract:
Interest expense	10,987	3,203	105
Upstream	—	5	—
Midstream	10,162	844	—
Downstream	225	455	—
Corporate & Consolidated	600	1,899	105
Income taxes & non-controlling interest	2,464	1,805	14
Upstream	—	—	—
Midstream	—	—	—
Downstream	2,756	1,900	—
Corporate & Consolidated	(292)	(95)	14
Depreciation & amortization	11,037	639	73
Upstream	314	13	10
Midstream	10,598	312	8
Downstream	205	224	—
Corporate & Consolidated	(80)	90	55
Net income/(loss) per segment	(39,282)	(52,940)	(3,518)
Upstream	(9,844)	(40,137)	(696)
Midstream	(31,468)	(5,665)	(230)
Downstream	6,092	4,014	(25)
Corporate & Consolidated	(4,062)	(11,152)	(2,567)

Interoil Corporation

Quarters ended	2005				2004
($ thousands) (unaudited)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Earnings before interest, taxes, depreciation and amortization	(7,847)	11,634	(13,812)	(4,769)	(40,306)	(3,534)	(1,856)	(1,597)
Upstream	(5,262)	6,105	(9,770)	(603)	(37,395)	(360)	(1,883)	(482)
Midstream	(6,470)	6,001	(6,778)	(3,461)	(2,684)	(1,538)	(205)	(82)
Downstream	3,674	2,527	2,448	629	3,441	1,734	1,451	(32)
Corporate & Consolidated	211	(2,999)	288	(1,334)	(3,668)	(3,370)	(1,219)	(1,001)
Subtract:
Interest expense	2,989	2,454	2,997	2,547	2,605	573	23	2
Upstream	(6)	2	2	2	5	—	—	—
Midstream	2,755	2,320	2,736	2,351	844	—	—	—
Downstream	43	42	140	—	423	31	1	—
Corporate & Consolidated	197	90	119	194	1,333	542	22	2
Income taxes & non-controlling interest	673	984	635	172	687	622	496	—
Upstream	—	—	—	—	—	—	—	—
Midstream	—	—	—	—	—	—	—	—
Downstream	1,061	965	571	159	772	625	502	—
Corporate & Consolidated	(388)	19	64	13	(85)	(3)	(6)	—
Depreciation & amortization	2,698	2,945	2,528	2,866	258	188	147	46
Upstream	96	213	2	3	5	2	(4)	10
Midstream	2,662	2,664	2,641	2,631	312	(138)	129	9
Downstream	55	55	(120)	215	(103)	317	10	—
Corporate & Consolidated	(115)	13	5	17	44	7	12	27
Net income (loss) per segment	(14,207)	5,251	(19,972)	(10,354)	(43,856)	(4,917)	(2,522)	(1,645)
Upstream	(5,352)	5,890	(9,774)	(608)	(37,405)	(362)	(1,879)	(492)
Midstream	(11,887)	1,017	(12,155)	(8,443)	(3,840)	(1,400)	(334)	(91)
Downstream	2,515	1,465	1,857	255	2,347	761	938	(32)
Corporate & Consolidated	517	(3,121)	100	(1,558)	(4,960)	(3,916)	(1,247)	(1,030)
Capital Resources
Operating Activities
For the year ended December 31, 2005, cash used in our operating activities was $22.7 million compared with $79.8 million for the year ended December 31, 2004. For the year ended December 31, 2005, we had a consolidated net loss of $39.3 million compared to a consolidated net loss of $52.9 million for 2004. Our primary uses of cash for operating activities during 2005, other than the activity related to deriving net income (loss), were $16.5 million attributable to an increase in crude feedstock prices and a small increase in our physical inventory, less an $8.7 million decrease in our trade receivables. For the year ended December 31, 2004, our primary uses of cash for operating activities were $24.2 million for increases in inventory balances of crude and refined product and $50.5 million for increases in trade receivables.
Investing Activities
For the year ended December 31, 2005, cash received from our investing activities was $15.5 million compared with a use of $29.0 million for the year ended December 31, 2004. During 2005, cash received from investing activities mainly consisted of $80.4 million in proceeds from the $125 million indirect participation interest agreement. Cash used in investing activities consisted primarily of $11.2 million for oil and gas exploration, $4.1 million for purchases of plant and equipment, $31.8 million for expenditures

Interoil Corporation

applied against the indirect participation interest, $1.1 million for restricted cash to support the working capital facility and $12.2 million for the acquisition of our downstream business. For the year ended December 31, 2004, cash used in investing operations consisted primarily of $19.1 million for oil and gas exploration, $15.5 million for restricted cash to support the working capital facility and $39.0 million for refinery plant and equipment investments. During 2004, cash used in investing activities was offset by cash received of $24.7 million from short term investments, $0.4 million from the sale of assets and $4.6 million in cash balances received upon the acquisition of our downstream business.
Financing Activities
For the year ended December 31, 2005, cash received from our financing activities was $38.3 million compared with $128.1 million for the year ended December 31, 2004. During 2005, amounts received from financing activities included $22.7 million of net proceeds from the indirect participation interest agreement, $21.5 million in proceeds from a short term loan, and $5.5 million in proceeds from the issuance of common shares upon the exercise of options and warrants. Cash received from financing proceeds were offset by a $4.5 million principal repayment on the OPIC loan, $5.8 million in repayment to our working capital facility, and $1.1 million in related party repayments to Petroleum Independent and Exploration Corporation for the loans discussed under “Transactions with Related Parties” below. Amounts received from financing activities in during 2004 consisted of $2.0 million in loans from the Overseas Private Investment Corporation, net proceeds of $41.7 million from the issuance of senior convertible debentures, net proceeds of $76.5 million from borrowings under our working capital facility, $6.3 million of net proceeds from the indirect participation interest agreement and $2.0 million from the issuance of common shares upon exercise of options. Cash received from financing activities during 2004 was partially offset by $2.2 million in related party repayments to Petroleum Independent and Exploration Corporation for the loans discussed under “Transactions with Related Parties” below.
Upstream Capital Expenditure
During 2005, our capital expenditures for exploration in Papua New Guinea totaled $43.8 million compared with $19.2 million during 2004. Our capital expenditures during 2005 consisted of $22.9 million for the drilling of exploration wells, $11.0 million for seismic, airborne gravity and magnetic surveys, $7.6 million for the purchase of our drilling rig, and $2.3 million for the construction of offices and warehouses, the acquisition of inventory and other capital purchases.
Midstream Capital Expenditures
During 2005, capital expenditures for our refining and marketing business segment were $3.3 million compared with $40.5 million during 2004. Our 2005 capital expenditures related to work initiated in connection with our refinery optimization program.
Downstream Capital Expenditures
During 2005, capital expenditures for our wholesale and retail distribution business segment were approximately $14.0 million compared with $2.3 million during 2004. Our 2005 capital expenditures consisted of the payment of $12.1 million to BP International for the acquisition of InterOil Products Limited and $1.9 million for a storage tank, a barge facility and a number of other smaller capital items.

Interoil Corporation

Liquidity
Sources of Capital
Upstream
In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us $125 million and we agreed to drill eight exploration wells in Papua New Guinea. When we choose to test or complete any of these wells, the investors have the right to acquire up to a 25% working interest by paying their share of a budgeted testing amount. If the tested or completed well is a commercial success, the investors, by continuing to pay their 25% share of all future development costs, such as seismic, development drilling, production facilities and pipelines, retain their right to earn a 25% working interest in the resulting field and production. In addition, between June 15, 2006 and the later of 90 days after the drilling of the eighth exploration well and December 15, 2006, each investor may elect to convert its interest under the agreement into our common shares. An investor’s interest, or any portion thereof, may be converted into a number of common shares equal to the amount paid by the investor for its interest divided by $37.50. If all of the investors converted their entire indirect participation interest into common shares, we would be obligated to issue 3,333,334 common shares.
Midstream
In August 2005, we entered into a $150 Million Secured Revolving Crude Import Facility with BNP Paribas, Singapore Branch. The facility, which is up for renewal on June 30, 2006, is used to finance purchases of crude feedstocks for our refinery. The facility provides for the issuance of up to $120 million of letters of credit with a maximum term of 30 days and short terms loans relating to previously issued letters of credit with a maximum term of 60 days. The short term loans bear interest at LIBOR plus 2.5% per annum. In addition, the facility provides for up to $40 million in borrowings that are secured by our receivables or cash deposits. The actual interest rate for borrowings under the $40 million portion of the facility is dependent upon the type of security used but in all cases is lower than the interest rates charged for short-term loans. As of December 31, 2005, the maximum aggregate principal amount permitted to be outstanding at any one time under the facility was $150 million and $44 million remained available for use under the facility. This credit limit is subject to adjustment at the discretion of BNP Paribas. Borrowings from BNP under this facility are secured by our crude and refined product inventories, receivables and specified cash deposits. During 2005, the weighted average interest rate under this facility was 5.8%.
Downstream
Our downstream working capital and capital programs are funded by cash provided by operating activities.
Corporate
On January 28, 2005, we obtained a $20 million term loan facility. Amounts under this loan were disbursed in two installments of $10 million each on January 31, 2005 and February 25, 2005. On July 21, 2005, the facility was increased from $20 million to $25 million. The additional funds are to be used for capital expenditures related to our refinery optimization initiatives. During the third and fourth quarters of 2005, we received a further drawdown on this facility of $1.5 million to support this activity. The loan has an interest rate equal to 5% per annum, payable quarterly in arrears, and includes a 1% arrangement fee on the original $20 million face amount. The term of the loan is fifteen months from the disbursement dates, and is repayable at any time prior to expiration with no penalty. In addition, we have provided the lender under the term loan facility with an irrevocable right to participate in a future equity or debt financing for an amount of up to $40 million.

Interoil Corporation

Capital Requirements
Upstream
We are obligated under our indirect participation interest agreement to drill eight exploration wells. Two of these wells were drilled during 2005. The remaining six wells are scheduled to be drilled in 2006 and 2007. We believe that the $125 million raised from investors pursuant to this agreement is sufficient to meet these obligations. As of December 31, 2005, approximately $16 million of the funds raised pursuant to this program were committed to restricted cash accounts which support our midstream operations. We have received waivers from some, but not all, of the participants in the indirect participation interest agreement to temporarily place the proceeds of this agreement in these restricted cash accounts. The amount of cash currently available from the proceeds of our indirect participation interest agreement is expected to be sufficient to fund our estimated capital expenditures for our exploration and production business segment for 2006 of $31.6 million. During 2006, we expect to complete our current seismic acquisition program and airborne gravity and magnetic surveys, and drill two exploration wells. These expenditures will be funded using the proceeds of our $125 million indirect participation interest agreement financing.
We are engaged in negotiations for debt financing which we believe will be sufficient to fulfill the restricted cash requirements discussed above and, if necessary, to fund our remaining obligations to drill a total of eight exploration wells under our $125 million indirect participation interest agreement. However, no assurance can be given that we will be successful in obtaining this new debt financing or other sources of capital.
Midstream
Since 2004, the price of crude oil that we use as feedstocks for our refinery has risen dramatically. As a result of these price increases, we have been required to use increasing amounts of our available liquidity to finance the purchase of crude feedstocks. In addition, the costs associated with our refinery optimization efforts have further reduced our available liquidity. As discussed above, this lack of liquidity has required us to allocate funds raised under our upstream indirect participation interest agreement to restricted cash accounts that support our crude purchase facility.
Most of our budgeted capital expenditures for 2006 for our refining and marketing business segment are related to our refinery optimization initiatives and are expected to be incurred during the second and third quarters of 2006. Our estimated capital expenditures for our refining and marketing business segment for 2006 are $10.0 million. We believe that the debt financing we are currently negotiating to obtain will enable us to pay for these capital expenditures. However, no assurance can be given that we will be successful in raising the needed additional capital.
Downstream
We believe that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment during 2006 of $2.4 million. In order to complete the acquisition of Shell’s downstream distribution business in Papua New Guinea, we will be required to obtain debt or other financing.

Interoil Corporation

Contractual Obligations and Commitments
The following table contains information on payments for contracted obligations as of December 31, 2005 that we have over the next five years and it should be read in conjunction with our financial statements and the notes thereto:

Payments Due by Period
		Less than	1 - 2	2 - 3	3 - 4	4 - 5	More than
Contractual obligations	Total	1 year	years	years	years	years	5 years
Long-term debt obligations	$80,500	$9,000	$9,000	$9,000	$9,000	$9,000	$35,500
Indirect participation interest (non-current) (1)	$5,500	—	$5,500	—	—	—	—
Indirect participation interest (current)	$65,259	$35,093	$30,166	—	—	—	—
Unsecured term loan	$21,453	$21,453	—	—	—	—	—
Capital expenditure commitments relating to refinery optimization program	$4,600	$4,600	—	—	—	—	—
Petroleum prospecting and retention licenses (2)	$160	$160	—	—	—	—	—
Total	$177,472	$70,306	$44,666	$9,000	$9,000	$9,000	$35,500

(1)	The terms of the indirect participation interest agreement provide for various conversion options. The amount provided is the maximum amount that can be converted to debt and differs from the amount presented in the December 31, 2005 Consolidated Balance Sheet due to conversion requirements into our fully paid common shares.

(2)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount we are required to spend over the next two years to maintain the exploration licenses. The committed amount can be spent in any proportion over the two years. In addition, we have an obligation to drill an exploration well in Petroleum Prospecting License 237 prior to the end of March 2007. The costs to drill this well are not included in the above table because they cannot be estimated at this time.
Off-Balance Sheet Arrangements
As of December 31, 2005, we did not have any off balance sheet arrangements and did not enter into any during the twelve month period ended December 31, 2005, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.
Transactions with Related Parties
Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman of the Board of Directors and Chief Executive Officer, was paid a management fee of $150,000, $150,410 and $150,000 during 2005, 2004 and 2003, respectively. This management fee relates to Petroleum Independent and Exploration Company being appointed the General Manager of our subsidiary, S.P. InterOil, LDC.
We also made interest payments of $9,376, $246,745 and $105,374, and loan principal payments of $1.1 million, $2.2 million and $1.4 million to Petroleum Independent and Exploration Corporation during 2005, 2004 and 2003, respectively. As of December 31, 2005 we had repaid all amounts that we owed to Petroleum Independent and Exploration Company. The loans outstanding to Petroleum Independent and Exploration Corporation were for amounts loaned by lending institutions to Petroleum Independent and Exploration Company. These loans were collateralized by barges legally owned by Petroleum Independent and Exploration Company but beneficially owned by us and common shares of ours owned by Petroleum Independent and Exploration Company that were used as collateral to assist us. All of the proceeds of these loans were passed through to us and the interest rates charged to us by Petroleum Independent and Exploration Company reflected the actual interest rates paid by Petroleum Independent and Exploration Company to the lending institutions.
Breckland Limited provides technical and advisory services to us on normal commercial terms. Roger Grundy, one of our directors, is also a director of Breckland and he provides consulting services to us as an employee of Breckland. Breckland was paid $179,608, $120,426 and $131,250 during 2005, 2004 and 2003, respectively.

Interoil Corporation

On November 22, 2005, we acquired Direct Employment Services Corp. for $1,000. Christian Vinson, our Chief Operating Officer and a director, was paid $500, the par value of his shares of Direct Employment Services Corp. Prior to November 22, 2005, the services of certain of our executive officers and senior management were provided under a management services agreement with Direct Employment Services Corp. Direct Employment Services Corp. was established for the purposes of providing non-profit management services to us for our U.S. employees. Direct Employment Services Corp. invoiced us for its direct costs in providing the services of these employees but did not recognize any income from providing these services to us. Direct Employment Services Corp. was paid $549,978, $708,104, and $535,855 during 2005, 2004 and 2003, respectively.
Share Capital
Our authorized share capital consists of an unlimited number of common shares with no par value. As of March 16, 2006, we had 29,163,320 common shares outstanding and 33,990,325 common shares on a fully diluted basis.

Share Capital	Number of shares
Balance, December 31, 2002	20,585,943
Shares issued for cash	3,817,500
Shares issued for debt	31,240
Shares issued on exercise of options	381,278
Balance, December 31, 2003	24,815,961
Shares issued for debt	3,184,828
Shares issued on exercise of options	310,095
Balance, December 31, 2004	28,310,884
Shares issued on exercise of options	781,268
Shares issued on exercise of warrants	19,168
Shares issued for debt	52,000
Balance December 31, 2005	29,163,320
Shares issued from January 1, 2006 to March 16, 2006	—
Balance March 16, 2006	29,163,320
Remaining stock options authorized	911,068
Remaining shares issuable upon exercise of warrants	340,247
Remaining conversion rights authorized (1)	3,570,690
Other	5,000
Balance March 16, 2006 Diluted	33,990,325

(1)	In 2003 and 2005, we sold indirect participation working interests in our exploration program. Some of the investors under our indirect participation interest agreements still have the right to convert, under certain circumstances, their interest to our common shares. If 100% of the investors under all of out indirect participation interest agreements choose to convert their interests, we would be required to issue an additional 3,570,690 common shares.

Interoil Corporation

Financial and Derivative Instruments
With the exception of cash and cash equivalents and temporary investments, all financial assets are non-interest bearing. Cash and cash equivalents earned average interest rates on bank term deposits of 1.3%, 1.6%, and 1.5% per annum during 2005, 2004 and 2003, respectively. All other components of cash and cash equivalents are non-interest bearing. Temporary investments are comprised of the following:

Restricted cash	Years ended December 31,
As at December 31, 2005	2005	2004
Cash deposit on working capital facility (2.9%)	16,452,216	15,497,127
Cash deposit on secured loan (2.1%)	106,266	—
Bank term deposits on Petroleum Prospecting licenses (1.3%)	103,786	102,096
Total	16,662,268	15,599,223
Credit risk is minimized as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings as determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, all short-term loan facilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
Cash held as a deposit on the working capital facility secures our working capital facility with BNP Paribas. The required balance, which can be satisfied with cash, inventory and accounts receivable, is initially based on 20% of the outstanding balance of the facility. The cash held as a deposit on the secured loan provides a portion of the security for our secured loan borrowings with the Overseas Private Investment Corporation.
Foreign Currency Hedge Contracts
We had no outstanding foreign currency forward contracts at December 31, 2005 and 2004.
Commodity Hedge Contracts
From time to time, we enter into derivative instruments to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. The derivatives reduce our exposure on the hedged volumes based on timing differences and also to decreases in refining margins. However, these derivatives limit the benefit we might otherwise have received from any increases in refining margins on the hedged volumes. We use derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories.
As of December 31, 2005, we had entered into jet fuel crack spread swap agreements to hedge a portion of the anticipated 2006 sales of this product. We also entered into crude swap agreements to hedge a portion of our anticipated first quarter 2006 diesel, naphtha and low sulfur waxy residue sales. The unrealized gain on unsettled hedge contracts deemed to be effective at December 31, 2005 was $1,016,998 and is recognized in the financial statements as a deferred hedge gain liability.
As of December 31, 2005, we had a net receivable of $1,482,798 relating to commodity hedge contracts. Of this total, $897,798 relates to hedges deemed effective as of December 31, 2005 and $585,000 relates to derivative contracts that were closed and for which hedge accounting has been discontinued. The gain on the closed derivative contracts is included in general and administrative expenses for the year ended December 31, 2005.

Interoil Corporation

The following table summarizes our effective hedge contracts by derivative type which were unsettled and not priced out as of December 31, 2005:

Outstanding Hedging Contracts
Derivative	Type	Notional Volumes (Bbls)
Crude swap	Sell crude	300,000
Crude swap	Buy crude	250,000
Jet fuel/ kerosene crack spread swap	Sell jet/ buy crude	249,999
Critical Accounting Estimates
The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The following accounting policies involve estimates that are considered critical due to the level of sensitivity and judgment involved, as well as the impact on our consolidated financial position and results of operations. The information about our critical accounting estimates should be read in conjunction with Note 2 of the notes to our consolidated financial statements for the year ended December 31, 2005, which summarizes our significant accounting policies.
Income Taxes
We use the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered. If actual results differ from the estimates or we adjust the estimates in future periods, we may need to record a valuation allowance. The net deferred income tax assets as of December 31, 2005 and 2004 were $1.1 million and $1.3 million, respectively.
Oil and Gas Properties
We use the successful-efforts method to account for our oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. We continue to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future, or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method. Geological and geophysical costs are expensed as incurred. If our plans change or we adjust our estimates in future periods, a reduction in our oil and gas properties asset will result in a corresponding increase in the amount of our exploration expenses. The net costs of drilling exploratory wells carried as an asset as of December 31, 2005 and 2004 were $1.3 million and $1.3 million.
Asset Retirement Obligations
Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates that there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is located on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097. Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.

Interoil Corporation

Environmental Remediation
Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. We currently do not have any amounts accrued for environmental remediation obligations. Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.
Impairment of Long-Lived Assets
We are required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, for potential impairment. We test long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable by the future undiscounted cash flows. If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the long-lived asset is charged to earnings. In order to determine fair value, our management must make certain estimates and assumptions including, among other things, an assessment of market conditions, projected cash flows, investment rates, interest/equity rates and growth rates, that could significantly impact the fair value of the asset being tested for impairment. Due to the significant subjectivity of the assumptions used to test for recoverability and to determine fair value, changes in market conditions could result in significant impairment charges in the future, thus affecting our earnings. Our impairment evaluations are based on assumptions that are consistent with our business plans. However, providing sensitivity analysis if other assumptions were used in performing the impairment evaluations is not practicable due to the significant number of assumptions involved in the estimates.
Fair value of Financial Instruments
We utilize derivative financial instruments in the management of our price exposures for our refined products and crude feedstocks. We disclose the estimated fair value of outstanding hedging contracts as of the end of a reporting period. The estimation of the fair value of certain hedging derivatives requires considerable judgment. The estimate of fair value for our derivative contracts is determined primarily through quotes from financial institutions. Accounting rules for transactions involving derivative instruments are complex and subject to a range of interpretation. The Financial Accounting Standards Board has established the Derivative Implementation Group Task Force, which, on an ongoing basis, considers issues arising from interpretation of these accounting rules. The potential exists that the task force may promulgate interpretations that differ from ours. In this event, our policy would be modified and our deferred hedge gain may be adjusted with a corresponding increase to revenues and expenses. The deferred hedge gains as of December 31, 2005 and 2004 were $1.0 million and $0.5 million, respectively.
We accounted for $125,000,000 in proceeds received under the indirect participation interest agreement signed in February 2005 as a non financial liability with an equity component. In determining the split between liabilities and equity, our management estimated the fair value of the liability and equity components and allocated the $125,000,000 in proceeds from the agreement based on the pro rata share of the fair market value of each component. The calculation of the fair market value of each component was based on a wide range of variables, including the expected timing of expenditures, total overall expenditure, and applicable interest rates. If the liability and equity components were allocated in different amounts, our December 31, 2005 accounts may have presented a different interest expense and/or increased amounts of exploration expenditures.
Legal and other contingent matters
We are required to determine whether a loss is probable based on judgment and interpretation of laws and regulations and whether that the loss can reasonably be estimated. When the amount of a contingent loss is determined it is charged to earnings. Our management must continually monitor known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by circumstances.

Interoil Corporation

New Accounting Standards
Non-Monetary Transactions
In June 2005, the AcSB issued CICA section 3831, “Non-monetary Transactions” which replaced section 3830 of the same name. The new recommendations require that all non-monetary transactions are measured based on fair value unless the transaction lacks commercial substance or is an exchange of product or property held for sale in the ordinary course of business. The guidance is effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006. We do not believe that the application of CICA section 3831 will have a material impact on our financial statements.
Pending Accounting Standards
In April 2005, the CICA released three new Handbook sections which deal with the recognition and measurement of financial instruments:
•	Section 1530, Comprehensive Income;

•	Section 3855, Financial Instruments — Recognition and Measurement; and

•	Section 3865, Hedges.
The new standards are an attempt to harmonize Canadian GAAP with U.S. GAAP. Initial measurement of all financial instruments is to be based on their fair values. The subsequent measurement of the financial instrument will depend on whether it is classified as a loan or receivable; held to maturity investment; available for sale financial asset; held for trading asset or liability; or, other financial liability. Available for sale financial assets and held for trading assets or liabilities are measured at fair value on an ongoing basis. The other financial instruments are recognized at amortized cost using the effective interest method. The gains and losses on held for trading financial instruments are recognized immediately in net income. The gains and losses on available for sale financial assets will be recognized in other comprehensive income and are transferred to net income when the asset is derecognized.
Other comprehensive income is a new equity category where revenues, expenses, gains and losses are temporarily presented outside of net income but included in comprehensive income. Unrealized gains or losses on qualifying hedging instruments and available for sale financial assets are included in other comprehensive income and reclassified to net income when realized.
Hedge accounting continues to be an option and the new Handbook section provides detailed guidance on the application of hedge accounting and the required disclosures.
These new standards are effective for fiscal years beginning on or after October 1, 2006. We expect to adopt the pending accounting standards on January 1, 2007. Management at this time is still in the process of assessing the impact of these standards.
Public Securities Filings
You may access additional information about us, including our Annual Information Form, which is filed with the Canadian Securities Administrators at www.sedar.com, and our Form 40-F, which is filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Interoil Corporation

Board of Directors

Phil E. Mulacek is the Chairman of our Board of Directors and our Chief Executive Officer. He has held these positions since 1997. Mr. Mulacek is the founder and President of Petroleum Independent Exploration Corporation based in Houston, Texas. Petroleum Independent Exploration Corporation was established in 1981 for the purposes of oil and gas exploration, drilling and production, and operated across the southwest portion of the United States. Petroleum Independent Exploration Corporation led the development of our refinery and the commercial activities that were necessary to secure the refinery’s economic viability. Mr. Mulacek has over 25 years experience in oil and gas exploration and production and holds a Bachelor of Science Degree in Petroleum Engineering from Texas Tech University.

Christian M. Vinson has been our Chief Operating Officer since 1995. Mr. Vinson joined us from Petroleum Independent Exploration Corporation, a Houston, Texas based oil and gas exploration and production company. Before joining Petroleum Independent Exploration Corporation, Mr. Vinson was a manager with NUM Corporation, a Schneider company involved in mechanical and electrical engineering automation, in Naperville, Illinois where his responsibilities included the establishment of the company’s first office in the United States. As our Chief Operating Officer, Mr. Vinson has responsibility for government and community relations and corporate development in Papua New Guinea. Mr. Vinson has played a key role in the development of our company. Mr. Vinson has developed long standing relationships with key government and industry leaders in Papua New Guinea over the last ten years. Mr Vinson earned an Electrical and Mechanical Engineering degree from Ecole d’Electricité et Mécanique Industrielles, Paris, France.

Gaylen J. Byker is President of Calvin College, a liberal arts institution of higher learning, located in Grand Rapids, Michigan. Dr. Byker has obtained four university degrees including a PhD in international relations from the University of Pennsylvania and a Doctorate of Jurisprudence from the University of Michigan. Dr. Byker is a former partner of Offshore Energy Development Corporation where he was head of Development, Hedging and Project Finance for gas exploration and transportation projects offshore. Prior to joining OEDC, he was co-head of Commodity Derivatives at Phibro Energy, Inc., a subsidiary of Salomon, Inc. and head of the Commodity-Indexed Transactions Group at Banque Paribas, New York, with worldwide responsibility for hedging and financing transactions utilizing long-term commodity price risk management. Dr. Byker was manager of Commodity-Indexed Swaps and Financings for Chase Manhattan Investment Bank, New York, and was also a lawyer at Morgan, Lewis & Bockius in Philadelphia, Pennsylvania, USA

G. Michael Folie is the Deputy Chairman of our Board of Directors. Since 2000, Dr. Folie has been a consultant specializing in petroleum and mining. Dr. Folie was managing director and Chief Executive Officer of Acacia Resources Limited, an Australian Stock Exchange listed company, from 1994 until it merged with AngloGold in January 2000. Dr. Folie held a number of senior executive positions with Shell Australia Limited and its subsidiaries from 1979 to 1994 where he was involved in all aspects of Shell’s Australian businesses, including investments in coal, alumina, gold, liquefied natural gas, oil refineries and chemical plants. From 1990 to 1994 , Dr. Folie was a director of Shell Australia, involved in all of Shell’s operations, including oil products and refining. Dr. Folie has been a director of the Institute of Public Affairs since 1993 and Chairman of Regis Resources NL, an Australian Stock Exchange listed company, since 2004. Dr. Folie obtained a PhD in Civil Engineering from Southampton University and a Masters in Economics from the London School of Economics.

Roger N. Grundy is the Managing Director of Breckland Ltd, a UK-based engineering consulting firm, and is an internationally recognized expert in the area of refinery efficiency. Mr. Grundy serves as the Technical Director for our refinery and has acted as a consultant to more than 145 existing refineries on six continents for major oil companies, independents and the World Bank. Mr. Grundy has 38 years experience in all areas of oil refinery and petrochemical operations and construction and holds an Honours Degree in Mechanical Engineering from University College, London. He is also a Fellow of the UK Institution of Mechanical Engineers, Member of the American Institute of Chemical Engineers and a Member of the Institute of Petroleum.

Edward N. Speal is based in Toronto, Ontario and is President and CEO of BNP Paribas (Canada). Previously, Mr. Speal was Managing Director responsible for the Energy, Project Finance and Corporate Banking businesses for BNP Paribas in Canada. Mr. Speal was the President and Chief Executive Officer of Paribas Bank of Canada from 1996 to 2000. Mr. Speal worked in New York for Banque Paribas running its Commodity Index Trading Group from 1992 until 1996. From 1989 to 1991, he was managing director of R. P. Urfer & Co., working on an exclusive basis for Banque Paribas as Advisory Director assisting in the establishment and development of its global commodity derivatives business. From 1983-1989, Mr. Speal worked for the Chase Manhattan Bank of Canada. Mr. Speal is a Canadian citizen and is a graduate of Queen’s University at Kingston.

INTEROIL ANNUAL REPORT 2005 | PAGE 76